                                                                               .
                                                                               .
                                                                               .
                                                                   Exhibit 99.1




[SANOFI-SYNTHELABO LOGO]

                        CONSOLIDATED FINANCIAL STATEMENTS


Report of independent auditors ...................................          1

Consolidated Balance Sheets as of December 31, 2003, 2002 and 2001          2

Consolidated Statements of Income for the Years Ended
December 31, 2003, 2002 and 2001 .................................          4

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2003, 2002 and 2001 .................................          5

Consolidated Statements of Shareholders' Equity for the Years
Ended December 31, 2003, 2002 and 2001 ...........................          6

Notes to the Consolidated Financial Statements ...................          7

  PRICEWATERHOUSECOOPERS AUDIT                        ERNST & YOUNG AUDIT
       32, rue Guersant                                Tour Ernst & Young
         75017 Paris                                  11, Allee de l'Arche
S.A. au capital de EUR. 2 510 460                      92400 Courbevoie
     672 006 483 RCS Paris                      S.A. au capital de EUR.3.044.220
    Commissaire aux comptes                        344 366 315 R.C.S. Paris
    Membre de la Compagnie                          Commissaire aux Comptes
       Regionale de Paris                           Membre de la Compagnie
                                                      Regionale de Paris


REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Sanofi~Synthelabo:

We have audited the accompanying consolidated balance sheets of Sanofi~Synthelabo and its subsidiaries (together, the "Group") as of December 31, 2003, 2002 and 2001, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2003, all expressed in millions of euro. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2003, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in France.

As discussed in note B2, the Group changed its method of accounting for liabilities as of January 1, 2002.


Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note G to the consolidated financial statements.


Paris, France
March 22, 2004


        PricewaterhouseCoopers Audit                   Ernst & Young Audit

/s/ Jacques Denizeau   /s/ Jean-Christophe Georghiou  /s/ Jean-Claude Lomberget  /s/ Valerie Quint
Jacques Denizeau       Jean-Christophe Georghiou      Jean-Claude Lomberget      Valerie Quint

                  [SANOFI-SYNTHELABO LOGO]

CONSOLIDATED BALANCE SHEETS
Before appropriation of profit


ASSETS

                                                                                  December 31,    December 31,     December 31,
in millions of euros                                                  NOTE           2003             2002             2001
                                                                     ------       ------------    ------------     ------------
INTANGIBLE ASSETS, NET                                                D.2
Goodwill ...................................................                           124              134              141
Other intangible assets ....................................                           897            1,161              668
                                                                                     -----            -----            -----
                                                                                     1,021            1,295              809
PROPERTY, PLANT AND EQUIPMENT                                         D.3
Gross ......................................................                         2,230            1,989            1,630
Accumulated depreciation ...................................                          (781)            (594)            (401)
                                                                                     -----            -----            -----
Net ........................................................                         1,449            1,395            1,229

LONG-TERM INVESTMENTS
Investments in/advances to equity investees ................          D.5              126              109              100
Investments in/advances to non-consolidated companies ......          D.6                8               27              110
Other long-term investments ................................          D.6              108               73               48
                                                                                     -----            -----            -----
TOTAL FIXED ASSETS .........................................                         2,712            2,899            2,296
                                                                                     -----            -----            -----
Deferred income taxes ......................................          D.11             472              484              471

Inventories ................................................          D.7              799              823              805
Accounts receivable ........................................          D.8            1,491            1,311            1,566
Other current assets .......................................          D.9              897              854              540
Short-term investments and deposits ........................          D.10           3,226            2,944            4,166
Cash .......................................................                           152              144              123
                                                                                     -----            -----            -----
TOTAL ASSETS ...............................................                         9,749            9,459            9,967
                                                                                     =====            =====            =====

The accompanying notes are an integral part of the consolidated financial statements.

[SANOFI-SYNTHELABO LOGO]

CONSOLIDATED BALANCE SHEETS
Before appropriation of profit


LIABILITIES AND SHAREHOLDERS' EQUITY

in millions of euros                                                        December 31,     December 31,     December 31,
                                                                 NOTE           2003             2002             2001
                                                                 ----       ------------     ------------     ------------
SHAREHOLDERS' EQUITY                                             D.12
Share capital.............................................                      1,466            1,465              1,464
(December 31, 2003: 732,848,072 shares; December 31, 2002:
732,367,507 shares; December 31, 2001: 732,005,084 shares)

Additional paid in capital and reserves...................                      3,185            2,971              2,736

Net income for the period.................................                      2,076            1,759              1,585

Cumulative translation adjustment.........................                       (404)            (160)               (17)
                                                                                -----            -----              -----
TOTAL SHAREHOLDERS' EQUITY................................                      6,323            6,035              5,768
                                                                                -----            -----              -----

MINORITY INTERESTS........................................                         18               17                 21

Long-term debt............................................       D.13              53               65                119
Provisions and other long-term liabilities................       D.14             754              786              1,053

Deferred income taxes.....................................       D.11               9               10                 10

Accounts payable..........................................                        657              596                717
Other current liabilities.................................       D.15           1,620            1,599              1,994
Short-term debt...........................................       D.16             315              351                285
                                                                                -----            -----              -----
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................                      9,749            9,459              9,967
                                                                                =====            =====              =====


The accompanying notes are an integral part of the consolidated financial statements.

[SANOFI-SYNTHELABO LOGO]

CONSOLIDATED STATEMENTS OF INCOME

in millions of euros                                                               Year ended         Year ended         Year ended
                                                                                  December 31,       December 31,       December 31,
                                                                  NOTE                2003               2002               2001
                                                                ---------         ------------       ------------       ------------
Net sales...............................................        D.27-D.28             8,048              7,448              6,488
Cost of goods sold......................................                             (1,428)            (1,378)            (1,253)

GROSS PROFIT............................................                              6,620              6,070              5,235

Research and development expenses.......................                             (1,316)            (1,218)            (1,031)
Selling and general expenses............................                             (2,477)            (2,428)            (2,306)
Other operating income/(expense), net...................        D.21                    248                190                208

OPERATING PROFIT........................................        B.15-D.28             3,075              2,614              2,106

Intangibles - amortization and impairment...............                               (129)              (129)               (68)
Financial income/(expense), net.........................        D.22                    155                 85                102

INCOME BEFORE TAX AND EXCEPTIONAL ITEMS.................                              3,101              2,570              2,140

Exceptional items.......................................        D.23                     24                 10                281

Income taxes............................................        D.24                 (1,058)              (746)              (842)

NET INCOME BEFORE INCOME FROM EQUITY INVESTEES, GOODWILL
AMORTIZATION AND MINORITY INTERESTS.....................                              2,067              1,834              1,579

Income from equity investees, net.......................        D.5                      20                 20                 14

Goodwill amortization...................................                                 (8)                (8)                (7)

NET INCOME BEFORE MINORITY INTERESTS....................                              2,079              1,846              1,586

Minority interests......................................        D.25                     (3)               (87)                (1)
                                                                                ===========        ===========        ===========
NET INCOME..............................................                              2,076              1,759              1,585
                                                                                ===========        ===========        ===========
Weighted average shares outstanding.....................                        702,745,208        727,686,372        731,711,225

EARNINGS PER SHARE, BASIC AND DILUTED (IN EUROS)........                               2.95               2.42               2.17
                                                                                ===========        ===========        ===========

The accompanying notes are an integral part of the consolidated financial statements.

[SANOFI-SYNTHELABO LOGO]

CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions of euros                                                                   Year ended       Year ended       Year ended
                                                                                      December 31,     December 31,     December 31,
                                                                      NOTE                2003             2002             2001
                                                                      ----            ------------     ------------     ------------
NET INCOME......................................................                         2,076             1,759            1,585
Minority interests..............................................                             3                87                1
Share in undistributed earnings of equity investees.............                           (20)              (20)             (14)
Depreciation and amortization...................................                           390               379              301
Gains on disposals of fixed assets, net of income taxes.........                           (15)               (9)            (216)
Provisions, long-term deferred taxes and other..................                            (6)               64               75
OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL...........                         2,428             2,260            1,732
Dividends received from equity investees........................                            --                11               --
(Increase)/decrease in inventories..............................                           (55)              (78)            (105)
(Increase)/decrease in accounts receivable......................                          (206)              (18)            (235)
Increase/(decrease) in accounts payable.........................                            65               (77)              70
Change in other operating assets and liabilities (net)..........                            33              (422)             356
                                                                                        ------            ------            -----
NET CASH PROVIDED BY OPERATING ACTIVITIES (A)...................                         2,265             1,676            1,818
                                                                                        ------            ------            -----
Acquisitions of property, plant & equipment and intangibles.....      D.4                 (371)           (1,403)            (565)
Acquisitions of investments.....................................                           (10)              (32)             (54)
Proceeds from disposals of fixed assets, net of income taxes....                            27                22              492

Net change in loans, long-term advances and other investing cash
flows...........................................................                             4                 4               14
                                                                                        ------            ------            -----
NET CASH USED IN INVESTING ACTIVITIES (B).......................                          (350)           (1,409)            (113)
                                                                                        ------            ------            -----
Issuance of Sanofi-Synthelabo shares............................      D.12                   7                 4                7
Capital contribution from minority shareholders.................                             3                 5               --
Dividends paid:
 - to Sanofi-Synthelabo shareholders............................                          (579)             (473)            (317)
 - to minority shareholders of subsidiaries.....................                            (3)               (3)              (6)
Additional long-term borrowings.................................                             1                 1                9
Repayments of long-term borrowings..............................                           (57)               (9)             (12)
Net change in short-term borrowings.............................                            33                54               (1)
Acquisitions of treasury shares net of disposals, including
disposals made in connection with stock option plans............                        (1,003)           (1,170)            (163)
                                                                                        ------            ------            -----
NET CASH USED IN FINANCING ACTIVITIES (C).......................                        (1,598)           (1,591)            (483)
                                                                                        ------            ------            -----
Impact of exchange rates on cash and cash equivalents (D).......                           (17)              (16)               3
NET CHANGE IN CASH AND CASH EQUIVALENTS (A) + (B) + (C) + (D)...                           300            (1,340)           1,225
                                                                                        ------            ------            -----

                                                                                        ------            ------            -----
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..................      B.10               2,465             3,805            2,580

CASH AND CASH EQUIVALENTS, END OF PERIOD........................      B.10               2,765             2,465            3,805
                                                                                        ======            ======            =====

The accompanying notes are an integral part of the consolidated financial statements.

[SANOFI-SYNTHELABO LOGO]


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

in millions of euros                                                           ADDITIONAL        CUMULATIVE
                                                    NUMBER OF      SHARE     PAID IN CAPITAL    TRANSLATION
                                                     SHARES       CAPITAL      AND RESERVES      ADJUSTMENT     TOTAL
                                                   -----------    -------    ---------------    -----------    ------
BALANCE, DECEMBER 31, 2000 ....................    731,441,746     1,463           2,871            (30)        4,304
                                                   -----------    -------         ------           ----        ------
Dividends paid out of 2000 earnings
(E0.44 per share) .............................             --        --            (317)            --          (317)
                                                   -----------    -------         ------           ----        ------
Issuance of shares on exercise of stock options        563,338         1               6             --             7
                                                   -----------    -------         ------           ----        ------
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2001             --        --           1,585             --         1,585
                                                   -----------    -------         ------           ----        ------
Adjustments related to the Sanofi-Synthelabo
merger (note D.12.4.) .........................             --        --             176             --           176
                                                   -----------    -------         ------           ----        ------
Movement in cumulative translation adjustment .             --        --              --             13            13
                                                   -----------    -------         ------           ----        ------
BALANCE, DECEMBER 31, 2001 ....................    732,005,084     1,464           4,321            (17)        5,768
                                                   -----------    -------         ------           ----        ------
Dividends paid out of 2001 earnings
(E0.66 per share) .............................             --        --            (473)            --          (473)
                                                   -----------    -------         ------           ----        ------

Issuance of shares on exercise of stock options        362,423         1               3             --             4
                                                   -----------    -------         ------           ----        ------
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2002             --        --           1,759             --         1,759

Adjustments related to the Sanofi-Synthelabo
merger (note D.12.4.) .........................             --        --              59             --            59
                                                   -----------    -------         ------           ----        ------
Change in accounting method (note D.12.3.) ....             --        --              24             --            24
                                                   -----------    -------         ------           ----        ------
Repurchase of shares (note D.12.5.) ...........             --        --            (963)            --          (963)
                                                   -----------    -------         ------           ----        ------
Movement in cumulative translation adjustment .             --        --              --           (143)         (143)
                                                   -----------    -------         ------           ----        ------
BALANCE, DECEMBER 31, 2002 ....................    732,367,507     1,465           4,730           (160)        6,035
                                                   -----------    -------         ------           ----        ------
Dividends paid out of 2002 earnings
(E0.84 per share) .............................             --        --            (579)            --          (579)
                                                   -----------    -------         ------           ----        ------
Issuance of shares on exercise of stock options        480,565         1               6             --             7
                                                   -----------    -------         ------           ----        ------
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2003             --        --           2,076             --         2,076
                                                   -----------    -------         ------           ----        ------
Adjustments related to the Sanofi-Synthelabo
merger (note D.12.4.) .........................             --        --              45             --            45
                                                   -----------    -------         ------           ----        ------
Repurchase of shares (note D.12.5.) ...........             --        --          (1,017)            --        (1,017)
                                                   -----------    -------         ------           ----        ------
Movement in cumulative translation adjustment .             --        --              --           (244)         (244)
                                                   -----------    -------         ------           ----        ------
BALANCE, DECEMBER 31, 2003 ....................    732,848,072     1,466           5,261           (404)        6,323
                                                   -----------    -------         ------           ----        ------


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

A.    BASIS OF PREPARATION

The consolidated financial statements of Sanofi-Synthelabo and its subsidiaries (the "Group") have been prepared in accordance with Rule 99-02 of the Comite de la Reglementation Comptable ("CRC") issued April 29, 1999 and applicable with effect from January 1, 2000. Under the option allowed by this rule, acquisitions of companies occurring prior to January 1, 2000 have not been restated.

Pursuant to CRC Rule 2000-06, which took effect on January 1, 2002, the Group reviewed all its liabilities as of that date for compliance with the new rule (see notes B.2.b and D.12.3).

The accounting policies and methods used are identical to those applied in the preparation of the consolidated financial statements for the year ended December 31, 2002, except for the new CRC Rule 2002-10 on the depreciation, amortization and impairment of assets, which Sanofi-Synthelabo Group has applied with effect from January 1, 2003 (see note B.2.a).

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and the disclosures of contingent assets and liabilities as of the balance sheet date. Examples include provisions for returns, bad debts, product claims reserves, inventory obsolescence and length of product life cycles, provisions associated with restructuring activities, income tax exposures, environmental liabilities, estimated useful lives of goodwill and intangible assets and fair values of derivative financial instruments. Actual results could vary from these estimates.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

B.1.  BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Sanofi-Synthelabo and subsidiaries which it controls, using the full consolidation method. The existence of effectively exercisable or convertible potential voting rights is taken into account in determining whether control exists.

Companies in which Sanofi-Synthelabo and outside shareholders exercise joint control over significant financial and operational policies are accounted for using the proportionate consolidation method. For such companies, the Group recognizes in its financial statements its share of assets and liabilities, revenues and expenses, and cash flows on the same lines as used for fully-consolidated subsidiaries, in proportion to the percentage interest held by the Group.

The Group defers recognition of its share of the margin generated by the purchase of products from within the Group until such products are resold to independent third parties. However, if it is probable that the loss on a transaction will result in a reduction in the net realizable value of such products or in other-than-temporary impairment, the loss is recognized immediately in the Group's financial statements.

Companies over which Sanofi-Synthelabo exercises significant influence are accounted for under the equity method.

All material intercompany balances and transactions have been eliminated in the consolidated financial statements. Profits or losses arising on transactions with consolidated companies or equity investees are eliminated in proportion to the percentage interest held by the Group in the company, until the assets are resold to an independent third party.

Companies are consolidated from the date on which control (exclusive or joint) or significant influence is transferred to the Group, and are excluded from consolidation from the date on which the Group transfers control or significant influence. The Group's share of post-acquisition profits or losses is taken to the statement of income, and post-acquisition movements in the acquired company's reserves are taken to consolidated reserves.

A list of companies included in the consolidation is presented in section F. of the notes to the consolidated financial statements.

The main non-consolidated companies are presented in note D.6.

B.2.  CHANGES IN ACCOUNTING METHOD

A)    CRC RULE 2002-10

Sanofi-Synthelabo has taken steps to comply with the new CRC Rule 2002-10 requiring a more detailed analysis of fixed assets. A review conducted by the Group showed that the only assets for which more detailed analysis was required were buildings and fixtures. As a result, the depreciation period for these assets has been adjusted from an average period of 20 years to periods ranging between 10 and 30 years.

Adoption of CRC Rule 2002-10 had no material impact on the Group's financial statements.

B)    CRC RULE 2000-06

Pursuant to the new CRC Rule 2000-06, which became effective as of January 1, 2002, the Group reviewed all its liabilities as of that date for compliance with the new rule. The impact in 2002 of applying this new rule was an adjustment to shareholders' equity of 24 million euros net of income taxes (see note D.12.3).

Adoption of CRC Rule 2000-06 had no material impact on net income for the years presented.

B.3.  FOREIGN CURRENCY TRANSLATION

Each foreign subsidiary measures its results in the currency that is most representative of its economic environment (the functional currency).

a) ACCOUNTING FOR TRANSACTIONS IN FOREIGN CURRENCIES IN INDIVIDUAL COMPANY ACCOUNTS

Fixed assets and inventories acquired in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of acquisition.

All amounts receivable or payable in foreign currencies are translated using the exchange rate prevailing at the balance sheet date or, where hedging instruments have been contracted in the market, at the hedged rate. The resulting gains and losses are recorded in the statement of income. However, foreign exchange gains and losses arising from the translation of capitalizable advances made to consolidated subsidiaries are reflected directly in the "Cumulative translation adjustment" line in shareholders' equity.

b) FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

All assets and liabilities are translated into euros using the exchange rate of the subsidiary's functional currency prevailing at the balance sheet date. The statements of income are translated using a weighted-average exchange rate for the period. The resulting translation difference is shown as a separate component of shareholders' equity and is recognized in the statement of income when the subsidiary is sold. By exception to this general rule, when a subsidiary operates in a hyper-inflationary environment with inflation exceeding 100% over a three-year period, fixed assets and inventories are translated using the exchange rate prevailing at the date of acquisition. Related statement of income items, such as depreciation expense, are translated using the same exchange rate as for the corresponding asset, and the resulting translation adjustment is recorded in the statement of income under "Financial income/(expense), net."

B.4. GOODWILL

When the Group acquires control of a company, the separately identifiable assets and liabilities of the acquired company are included in the consolidated balance sheet at their fair value to the Group at the date of first consolidation.

The excess of the purchase price, including transaction-related expenses, over the fair value of the Group's share of the identifiable assets and liabilities as of the acquisition date is recorded as goodwill.

Goodwill is amortized over periods which do not exceed 40 years. Individual amortization periods are determined after considering the nature of the acquired business and the geographical location in which the acquired company operates. Goodwill is subject to an impairment review when events or circumstances indicate that an impairment might exist. Such events or circumstances include significant changes liable to have an other-than-temporary impact on the substance of the original investment.

B.5.  OTHER INTANGIBLE ASSETS

Patents are amortized over the shorter of the period of legal protection or their estimated useful life.

Licenses are amortized over the shorter of the duration of the agreement or their estimated useful life.

Trademarks, leasehold rights and other intangible assets are recorded at their acquisition cost and are amortized on a straight-line basis over their estimated useful lives, net of any provision for impairment if deemed necessary. Provisions for impairment are measured on the basis of the same objective criteria that were used for the initial valuation.

Rights to pharmaceutical products that are acquired from third parties prior to receipt of regulatory approval to market the products are expensed immediately as research and development expenses. However, amounts attributable to patents or other intellectual property rights relating to molecules are capitalized if they have a market value. In such cases, they are amortized on a straight-line basis over their estimated useful lives, net of any provision for impairment if their value in use is less than net book value.

B.6.  IMPAIRMENT OF INTANGIBLE ASSETS

The value of intangible assets is reviewed regularly once a risk of impairment has been identified. The impairment review involves a comparison of the net book value of the asset with the future cash flows from the asset.

Future cash flows are estimated by the Group on the basis of the medium-term plans for each business activity.

If net book value exceeds the value of the undiscounted cash flows, a provision for impairment is recorded equal to the difference between the discounted cash flows and net book value. The discounting rate used is determined with reference to the risks inherent in the business activities in question and to the economic situation in the country in which they operate.

B.7.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at acquisition cost to the Group or estimated value on the date of first consolidation and are depreciated on a straight-line basis over their estimated useful lives.

Interest charges incurred on the financing of property, plant and equipment during the construction period are capitalized.

Leased assets are recorded as a fixed asset with a related liability when the terms of the lease effectively transfer the risks and rewards of ownership of the asset to the Group.

Property, plant and equipment are depreciated over the following estimated useful lives:

Buildings and fixtures                          10 to 30 years
Plant and equipment                             8 to 10 years
Other tangible fixed assets                     4 to 10 years


B.8.  INVESTMENTS IN/ADVANCES TO NON-CONSOLIDATED COMPANIES

Investments in and advances to non-consolidated companies are recorded at acquisition cost. A provision for impairment is recorded when the value in use to the Group as of the balance sheet date is less than acquisition cost, after taking account of various factors including the share held in the company's net assets, its future earnings prospects, its position in the market, and, if listed, the current market price.

B.9.  INVENTORIES

Inventories are valued at the lower of cost or net realizable value. Cost is calculated using the weighted average cost method or the first-in, first-out method. Returned goods are recorded at the standard cost of the accounting period in which the return occurs. Expected returns are provided for at the end of the accounting period based on the Group's past experience.

B.10. SHORT-TERM INVESTMENTS AND DEPOSITS

Short-term investments are valued at the lower of cost or market value. They include treasury shares acquired and held in connection with stock option plans and allocated to these plans over the term of the plan. The valuation method used depends on the probability that the option will be exercised:

      - where exercise is PROBABLE, because the exercise price is lower than the stock market price at the balance sheet date, the shares are valued plan by plan at the lower of acquisition cost or exercise price;

      - where exercise is IMPROBABLE, because the exercise price is higher than the stock market price at the balance sheet date, and in the case of shares not yet allocated to plans or allocated to plans that have lapsed, the shares are valued at the lower of the average acquisition cost of all these shares or the average stock market price for the last month of the financial year.

Cash and cash equivalents in the statement of cash flows comprise all liquid assets, including petty cash, bank accounts, short-term deposits with an original maturity of three months or less and short-term investment securities other than treasury shares.

B.11. REVENUE RECOGNITION

The Group derives the majority of its revenues from the sale of pharmaceutical products. Revenue is recognized when all of the following criteria are met: persuasive evidence exists of agreement between the parties; delivery has occurred or services have been rendered; and the price is fixed or determinable. Revenue from product sales is recognized when the risk and rewards of ownership pass to the customer. Licensing income is reflected in gross profit over the period during which it is earned. Sales of pharmaceutical product rights are recorded as exceptional income upon disposal of the rights, when no further obligation exists and there is no continuing commitment on the part of the Group. Non-refundable up-front payments received in respect of research and development and/or marketing agreements are recognized immediately in the statement of income under "Research and development expenses".

Provisions for discounts, rebates to customers and product returns are recorded at the time the related sales are recognized, and are classified as adjustments to consolidated net sales.

B.12. COST OF GOODS SOLD

Cost of goods sold consists primarily of the industrial cost of goods sold, licensing income and charges, distribution costs, and specific government levies related to the pharmaceuticals sector paid in certain countries.

B.13. RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

B.14. OTHER OPERATING INCOME/(EXPENSE), NET

"Other operating income/(expense), net" relates primarily to profit sharing arrangements with partners under joint venture and alliance agreements. The effects of these profit sharing arrangements are reflected in operating profit (note C.).

B.15. OPERATING PROFIT

Operating profit includes profits and losses from joint venture operations, in particular with Bristol-Myers Squibb, which are shown on the line "Other operating income and expense" (see notes B.14 and C.1). Amortization and impairment of intangible fixed assets, which are technically an operating item, are shown on a separate line below operating profit, in line with the definition used by the Group.

B.16. INTANGIBLES - AMORTIZATION AND IMPAIRMENT

"Intangibles - amortization and impairment" includes all amortization and impairment relating to intangible assets other than software and goodwill. Amortization of software is reflected in operating profit.

B.17. FINANCIAL INCOME/(EXPENSE), NET

"Financial income/(expense), net" comprises interest received and paid and foreign exchange gains and losses. It excludes commercial discounts, which are recorded as a reduction of consolidated net sales.

B.18. EXCEPTIONAL ITEMS

Exceptional items consist of gains and losses on disposals of tangible and intangible fixed assets and of long-term investments, costs associated with strategic restructuring programs, and significant costs or provisions relating to litigation.

B.19. INCOME TAXES

Income taxes include current and deferred taxation of consolidated companies.

Withholding taxes on intra-group and third-party royalties are recorded as current taxes.

Provision is also made for unrecoverable taxes payable on distributions of reserves by subsidiaries, unless such distributions are not probable.

The Group accounts for deferred taxes using the liability method, whereby deferred income taxes are recognized on:

- differences between the tax and carrying amounts of assets and liabilities; and

-     tax loss carryforwards.

Deferred tax assets and liabilities are calculated using enacted tax rates applicable for the years during which the temporary differences are expected to reverse. A provision is recorded when it is more likely than not that the realization of the deferred tax assets will not occur.

In accordance with CRC Rule 99-02, deferred taxes are presented using a net position for each fiscal entity, aggregated as an asset or a liability in the consolidated balance sheet.

B.20. EMPLOYEE BENEFITS

Sanofi-Synthelabo's pension and retirement benefit commitments are recognized as liabilities on the basis of an actuarial estimate of the potential rights vested in employees and retirees as of the balance sheet date, net of the valuation of funds available to meet these obligations.

This estimate is prepared annually, and takes into account assumptions regarding life expectancy, staff turnover, salary inflation, and discounting of the amounts payable.

Other post-employment benefits (healthcare and life insurance) granted by Group companies to their employees are also recognized as liabilities on the basis of an actuarial estimate of the potential rights vested in employees as of the balance sheet date.

Actuarial gains and losses less than 10% of the higher of the future obligation or the market value of invested funds are not recognized.

B.21. FINANCIAL INSTRUMENTS

The Group applies a hedging policy based on the use of diversified, liquid financial instruments to reduce its exposure to risks arising from fluctuations in exchange rates and interest rates and to protect operating margins. Derivative financial instruments are entered into only with counterparties having a high credit rating. The Group does not require collateral with respect to these transactions.

Derivative instruments used to meet the Group's hedging objectives may include forward foreign currency exchange contracts, foreign currency options and interest rate swaps. These instruments relate to assets and liabilities existing at the balance sheet date and, in some cases, to commitments related to future transactions as determined from the Group's annual forecasting process.

Gains and losses arising on hedging transactions are calculated and recognized symmetrically with the recognition of gains and losses on the hedged item. Gains and losses arising from the mark-to-market at the balance sheet date of instruments not qualifying as hedges are recognized in the statement of income.

B.22. EARNINGS PER SHARE

Basic earnings per share is calculated using the weighted average number of shares outstanding during the accounting period, adjusted on a time-weighted basis from the acquisition date to reflect the number of Sanofi-Synthelabo shares held by the Group and acquired in the light of market conditions. In the event of a stock split or bonus issue of shares, earnings per share for prior periods is adjusted accordingly.

Diluted earnings per share is calculated assuming (i) the exercise of all outstanding options and warrants and (ii) the conversion of any financial instruments giving access to the capital, after taking account of the theoretical impact of these transactions on the Group's net income.

C.    ALLIANCES

C.1.  ALLIANCE AGREEMENTS WITH BRISTOL-MYERS SQUIBB (BMS)

Two of the Group's leading products were jointly developed with BMS: the anti-hypertensive agent irbesartan (Aprovel(R)/Avapro(R)/Karvea(R)) and the atherothrombosis treatment clopidogrel (Plavix(R)/Iscover(R)).

Sanofi-Synthelabo is paid, as inventor of the two molecules, a royalty on all sales generated by these products. This royalty is recorded as a reduction in cost of goods sold.

As co-developers of the products, Sanofi-Synthelabo and BMS each receive equal development royalties from their two licensees, which have been responsible, since 1997, for marketing the products using their local distribution network, composed of the affiliates of both groups. These licensees operate in two separate territories: (i) Europe, Africa and Asia, under the operational management of Sanofi-Synthelabo; and (ii) other countries (excluding Japan), under the operational management of BMS. In Japan, Sanofi-Synthelabo has granted a license for irbesartan to BMS and Shionogi, a Japanese pharmaceutical company. The alliance agreement does not cover the distribution of Plavix in Japan.

The products are marketed in different ways in different countries.

Co-promotion consists of a pooling of sales resources under a single brand name. Co-promotion is preferably achieved through contracts or through appropriate tax-transparent legal entities. Each partner records directly its share of taxable income.

Co-marketing consists of separate marketing of the products by each local affiliate using its own name and resources under different brand names for the product.

In certain countries of Eastern Europe, Africa, Asia,
Latin America and the Middle East, the products are marketed on an exclusive basis, either by Sanofi-Synthelabo or by BMS.

In the territory managed by Sanofi-Synthelabo, operations are recognized by the Group as follows:

(i) In most countries of Western Europe and Asia for clopidogrel (Plavix(R)/Iscover(R)) (excluding Japan), co-promotion is used for both products. The legal entities used are partnerships ("societes en participation") or other tax-transparent entities, which are majority-owned by and under the operational management of the Group. Sanofi-Synthelabo recognizes all the revenue associated with the sale of the drugs, as well as the corresponding expenses. The share of net income reverting to BMS subsidiaries is recorded in "Other operating income/(expense), net".

(ii) In Germany, Spain and Greece, and in Italy for irbesartan only (Aprovel(R)/Avapro(R)/ Karvea(R)), co-marketing is used for both products, and Sanofi-Synthelabo recognizes revenues and expenses generated by its own operations.

(iii) In Eastern Europe, Africa, Asia and the Middle East, where products are marketed exclusively by Sanofi-Synthelabo, the Group recognizes revenues and expenses generated by its own operations.

In the territory managed by BMS, operations are recognized by the Group as follows:

(i) Co-promotion is used in the United States and Canada through entities which are majority-owned by and under the operational leadership of BMS. Sanofi-Synthelabo does not recognize revenues; rather, it invoices the entity for its promotion expenses, accounts for royalties in gross profit and records its share of net income in "Other operating income/(expense), net".

(ii)  In Brazil, Mexico, Argentina, Colombia for clopidogrel
      (Plavix(R)/Iscover(R)) and Australia, co-marketing is used, and Sanofi-Synthelabo recognizes revenues and expenses generated by its own operations.

(iii) In certain other countries of Latin America, where products are marketed exclusively by Sanofi-Synthelabo, the Group recognizes revenues and expenses generated by its own operations.

The presentation of these transactions in the Sanofi-Synthelabo financial statements, in accordance with the legal nature of the agreements, results in the inclusion of Sanofi-Synthelabo's share of the results of operations in its consolidated operating profit.

C.2.  ALLIANCE AGREEMENTS WITH PHARMACIA-SEARLE

THROUGH DECEMBER 29, 2001:

The hypnotic drug zolpidem (Ambien) was sold in the US through the Lorex Pharmaceuticals joint venture, owned 49% by Sanofi-Synthelabo and 51% by Pharmacia-Searle.

This joint venture was accounted for under the proportionate consolidation method, as the two groups had signed an agreement under which they exercised joint control over financial and operational policy. Sanofi-Synthelabo also received royalties from Lorex Pharmaceuticals, the non-Group portion of which was accounted for as an addition to gross profit.

Under the profit-sharing agreement, Sanofi-Synthelabo was entitled to 47% of the profits in 2001 (against 53% for Pharmacia-Searle). The difference between the net income of Lorex Pharmaceuticals and the share to which Sanofi-Synthelabo was contractually entitled was recorded in the statement of income on the line "Other operating income/(expense), net". The profit-sharing agreement also provided for the acquisition by Sanofi-Synthelabo of the 51% interest owned by Pharmacia-Searle on April 16, 2002.

AS FROM DECEMBER 30, 2001:

On December 30, 2001, the partners signed an amendment to the profit-sharing agreement pursuant to which Pharmacia-Searle transferred control of Lorex Pharmaceuticals to Sanofi-Synthelabo as of that date. Consequently, the Lorex Pharmaceuticals balance sheet was fully consolidated as of December 31, 2001. With effect from January 1, 2002, Sanofi-Synthelabo fully consolidated the Lorex Pharmaceuticals statement of income. Pharmacia-Searle retained its 51% interest in Lorex Pharmaceuticals' net income until April 16, 2002, on which date Sanofi-Synthelabo exercised its rights to acquire Pharmacia-Searle's interest. These rights are shown as intangible assets in the balance sheet at a gross value of 697 million dollars.

C.3. ALLIANCE AGREEMENTS WITH ORGANON

The alliance with Organon, a subsidiary of Akzo Nobel, defined by the agreement of June 28, 2000, governs the arrangements for the marketing of Arixtra(R) and for the sharing of profits worldwide. Arixtra(R) was launched in America and Europe in 2002. Marketing arrangements vary depending on the region involved:

(i) North America: In the United States, Mexico and Canada, Arixtra(R) is sold by companies controlled jointly with Organon. Sales and expenses relating to Arixtra(R) are recorded using the proportionate consolidation method based on the 50% interest held by Sanofi-Synthelabo in the joint venture.

(ii) Europe and the rest of the world (excluding Japan): Sanofi-Synthelabo markets and sells Arixtra(R) in the same way as its other products, and includes all sales in these countries in consolidated net sales. Sanofi-Synthelabo has an exclusive license to market Arixtra(R) in these territories. The royalty paid to Organon on the basis of these sales is accounted for in cost of goods sold.

As of December 31, 2003, the financial statements of the entities which market Arixtra(R) in the United States, Canada and Mexico are consolidated using the proportionate consolidation method.

On January 7, 2004, Sanofi-Synthelabo reached agreement with Organon to acquire all Organon's rights relating to Arixtra(R), idraparinux and other oligosaccharides.

Sanofi-Synthelabo will make payments to Organon based largely on future sales, and will bear all research and development costs.

Sanofi-Synthelabo will also buy at net book value the interests held by Organon in the entities dedicated to this activity.

Consequently, the financial statements of these entities will be consolidated by Sanofi-Synthelabo using the full consolidation method with effect from January 1, 2004 (see note E).

D.    DETAILED NOTES TO THE FINANCIAL STATEMENTS

D.1.  CHANGES IN THE SCOPE OF CONSOLIDATION

SIGNIFICANT CHANGES IN 2003:

Acquisitions

During 2003, the Group acquired minority interests held by third parties in companies located in Colombia and Peru, plus 20% of a joint venture in China.

The acquisitions made during the year resulted in the recognition of goodwill with a gross value of 7 million euros as of December 31, 2003.

Divestitures

These were no significant divestitures in the year ended December 31, 2003.

SIGNIFICANT CHANGES IN 2002:

Acquisitions

The three main acquisitions during the period were:

- Acquisition on April 16, 2002 of the 51% interest held by Pharmacia-Searle in the Lorex Pharmaceuticals joint venture (note C.2). With effect from this date, Sanofi-Synthelabo has been entitled to 100% of this entity's profits.

-     Acquisition on January 1, 2002 of 100% of Institut Medical Algerien.

- The Group also acquired the minority interests held by third parties in two companies in India and Greece.

The acquisitions made during the period resulted in the recognition of goodwill with a gross value of 13 million euros as of December 31, 2002.

Divestitures

These were no significant divestitures in the year ended December 31, 2002.

Change in method of consolidation

The Fujisawa Sanofi-Synthelabo (Japan) joint venture is proportionately consolidated at a rate of 51%, in order to reflect new agreements that took effect in 2002. This entity was accounted for using the full consolidation method at a rate of 51% in the year ended December 31, 2001.

SIGNIFICANT CHANGES IN 2001:

Acquisitions

Further to an agreement signed by Sanofi-Synthelabo and Pharmacia-Searle on December 30, 2001 (note C.2), the Lorex Pharmaceuticals balance sheet was fully consolidated as of December 31, 2001.

On a 100% basis, Lorex Pharmaceuticals generated net sales of 905 million dollars and net income before taxes of 576 million dollars in 2001.

In 2001, the Group also acquired the minority interests held by third parties in four companies in Sweden, Turkey, Chile and Algeria, as well as a majority interest in a company in Colombia. These acquisitions resulted in the recognition of goodwill with a gross value of 59 million euros as of December 31, 2001.

Divestitures

The three principal divestitures during the period were as follows:

- On February 8, 2001, the Group signed an agreement to sell its Sylachim fine chemicals subsidiary to Dynamit Nobel, a subsidiary of the German group MG Technologies. The sale was priced at 99 million euros on an enterprise value basis (selling price excluding the debt of the divested company).

- On February 9, 2001, the Group signed an agreement to sell the urological bio-medical devices company Porges and its subsidiaries to Mentor Corporation. The sale was priced at 35 million euros on an enterprise value basis (selling price excluding the debt of the divested sub-group).

- On March 15, 2001, the Group signed an agreement to sell the cardiological medical devices company Ela Medical and its subsidiaries to the Snia Group. The sale was priced at 138 million euros on an enterprise value basis (selling price excluding the debt of the divested sub-group).


Amounts related to these divested businesses reflected in the consolidated statements of income are summarized below

                                                     YEAR ENDED
 (in millions of euros)                           DECEMBER 31, 2001
 ----------------------                           -----------------
 Net sales..................................               39
 Operating profit...........................               (8)
 Net income.................................              (10)

- The interest in Laboratoires de Biologie Vegetale Yves Rocher was sold at end December 2001 for 316 million euros. The sale generated a consolidated net gain for Sanofi-Synthelabo of 125 million euros, recognized in the year ended December 31, 2001.

      After this sale, and based on available information as of December 31, 2002, the Group owns 39.1% of Financiere des Laboratoires de Cosmetologie Yves Rocher, the parent company of the Yves Rocher cosmetics group. This holding company in turn holds a direct interest of 48.8% in Laboratoires de Biologie Vegetale Yves Rocher.

D.2.  INTANGIBLE ASSETS

Intangible assets as of December 31, 2003, 2002 and 2001 comprise:

                                               DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
(in millions of euros)                             2003             2002             2001
----------------------                             ----             ----             ----
GOODWILL ...............................             148              153              153
Trademarks .............................              66               53               51
Patents, concessions, licenses and other           1,091            1,282              697
Software ...............................             171              135              103
SUB-TOTAL - OTHER INTANGIBLE ASSETS ....           1,328            1,470              851
                                                   -----            -----              ---
GROSS ..................................           1,476            1,623            1,004
                                                   -----            -----              ---
Amortization and impairment ............            (455)            (328)            (195)
                                                   -----            -----              ---
NET ....................................           1,021            1,295              809
                                                   -----            -----              ---

The increase in "Patents, concessions, licenses and other" in the year ended December 31, 2002 was principally due to the purchase of the rights to Ambien in the United States. The decrease in this line during 2003 was related to the fall in the dollar, the currency in which the US rights to Ambien are expressed.

D.3.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2003, 2002 and 2001 comprise:

                                   DECEMBER 31,       DECEMBER 31,     DECEMBER 31,
(in millions of euros)                 2003             2002              2001
----------------------                 ----             ----              ----
Land .......................              50               52               50
Buildings ..................             692              611              507
Plant and equipment ........             942              797              679
Fixtures, fittings and other             341              311              249
Fixed assets in progress ...             205              218              145
                                       -----            -----            -----
GROSS ......................           2,230            1,989            1,630
                                       -----            -----            -----
Depreciation and impairment             (781)            (594)            (401)
                                       -----            -----            -----
NET ........................           1,449            1,395            1,229
                                       -----            -----            -----


Depreciation expense for the year ended December 31, 2003 amounted to 225 million euros, against 217 million euros for the year ended December 31, 2002 and 194 million euros for the year ended December 31, 2001.

Included in property, plant and equipment are the following balances relating to capitalized leases as of December 31, 2003, 2002 and 2001:

                                 DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
(in millions of euros)               2003           2002           2001
----------------------               ----           ----           ----
Land ......................             9              9              9
Buildings .................           105            105            107
Plant and equipment .......            --             --             --
                                      ---            ---            ---
GROSS .....................           114            114            116
                                      ---            ---            ---
Depreciation and impairment           (61)           (56)           (51)
                                      ---            ---            ---
NET .......................            53             58             65
                                      ---            ---            ---


D.4.  ACQUISITIONS OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Acquisitions of property, plant and equipment and intangible assets as shown in the consolidated statement of cash flows comprise:

                                                 YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                   DEC. 31,        DEC. 31,        DEC. 31,
(in millions of euros) ....................           2003           2002           2001
                                                      ----           ----           ----
Acquisitions of intangible assets .........             33            980            282
Acquisitions of property, plant & equipment            338            423            283
                                                       ---          -----            ---
TOTAL .....................................            371          1,403            565
                                                       ---          -----            ---

In 2003, acquisitions of intangible assets comprised purchases of software (24 million euros) and purchases of pharmaceutical products (9 million euros).

In 2002, acquisitions of intangible assets mainly comprised the purchase of the rights to Ambien in the United States resulting from the acquisition of Pharmacia-Searle's 51% interest in Lorex Pharmaceuticals (see note C.2), and payment of the balance for the rights to Avapro in the United States.

In 2001, they included the payment made in connection with the increase in the Group's share in profits arising from the marketing of Avapro in the United States.

Acquisitions of property, plant and equipment relate mainly to industrial facilities (chemicals and drugs manufacturing) and to research sites.

The accelerated level of investment in property, plant and equipment in 2002 was related to increases in production capacity for new products.

D.5.  INVESTMENTS IN/ADVANCES TO EQUITY INVESTEES

Investments in and advances to equity investees as of December 31, 2003, 2002 and 2001 comprise:

                                                             DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
      (in millions of euros)                                    2003         2002          2001
Financiere des Laboratoires de
     Cosmetologie Yves Rocher..........................          108           92           84
Other investments and advances ........................           18           17           16
                                                                 ---          ---          ---
TOTAL .................................................          126          109          100
                                                                 ---          ---          ---


As of December 31, 2003, investments in and advances to equity investees mainly comprised the 39.1% interest in Financiere des Laboratoires de Cosmetologie Yves Rocher. This holding company has a direct interest of 48.8% in Laboratoires de Biologie Vegetale Yves Rocher.

D.6. INVESTMENTS IN/ADVANCES TO NON-CONSOLIDATED COMPANIES AND OTHER LONG-TERM INVESTMENTS

                                                                                                 FINANCIAL
                                                                                                 INTEREST
                                                        COUNTRY     GROSS  PROVISION     NET        %         BUSINESS
                                                        -------     -----  ---------     ---     ---------    --------
INVESTMENTS IN/ADVANCES TO NON-CONSOLIDATED COMPANIES
Laboratoires Goemar .................................    France      5         (2)       3         20%       Personal hygiene
                                                                                                             products
Tersan Insaat Ve Ticaret As .........................    Turkey      1         --        1        100%       Real estate
Adwya S.A ...........................................    Tunisia     1         --        1         10%       Pharmaceuticals
Barberet Blanc Italia ...............................    Italy       2         (2)      --        100%       Dormant
Barberet Blanc Talee ................................    Italy       1         (1)      --        100%       Dormant
Other investments and advances ......................                7         (4)       3
                                                                   ---         ---      --
TOTAL INVESTMENTS IN/ADVANCES TO NON-CONSOLIDATED                   17         (9)       8
COMPANIES
                                                                   ---         ---      --

Most non-consolidated companies controlled by the Group are dormant companies.

The aggregate balance sheet total of these companies is less than 15 million euros, and their aggregate sales are less than 5 million euros.

                                                                                             FINANCIAL
                                                                                             INTEREST
                                                     COUNTRY   GROSS   PROVISION     NET          %            BUSINESS
                                                     -------   -----   ---------     ---      ---------        --------
LONG-TERM INVESTMENT SECURITIES
Viropharma Inc.....................................  USA        19         (18)       1           3%       Pharmaceuticals
Atrix Inc..........................................  USA        12            -      12           4%       Pharmaceuticals
IDM (see note D. 18)...............................  France     21            -      21        12.5%       Research &
                                                                                                           development

OTHER ITEMS

Long-term loans (1)................................              5            -       5
Pre-funded pension and other benefits
(see note D. 14.1).................................             52            -      52
Other (2)..........................................             32         (15)      17
                                                               ---         ---      ---
TOTAL OTHER LONG-TERM INVESTMENTS                              141         (33)     108
                                                               ---         ---      ---

(1)   Mainly loans to employees.

(2) Including funds deposited as security under insurance policies (5 million euros) and other security deposits (10 million euros).

As of December 31, 2001, investments in/advances to non-consolidated companies included receivables relating to operations with joint venture and alliance partners. These items were included in "Other current assets" as of December 31, 2002 and December 31, 2003 (see note D.9).

D.7.  INVENTORIES

Inventories as of December 31, 2003, 2002 and 2001 comprise:

                                                                                  DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
(in millions of euros)                                                                2003           2002           2001
----------------------                                                            ------------    ------------   ------------
Raw materials ..............................................................           236            288            305
Work in process ............................................................           201            144            113
Finished goods .............................................................           463            474            442
                                                                                       ---            ---            ---
GROSS ......................................................................           900            906            860
                                                                                       ---            ---            ---
Provision ..................................................................          (101)           (83)           (55)
                                                                                       ---            ---            ---
NET ........................................................................           799            823            805
                                                                                       ---            ---            ---

Given the diversity of the activities carried on by the Group, some products sold within the Group and to third parties may be classified alternatively as raw materials, work in process or finished goods, depending on the circumstances. The inventory split shown above uses the classifications adopted by the subsidiary holding the inventory.

The table below shows the movement in inventory provisions for the years ended 2003, 2002 and 2001.

                                                                   YEAR ENDED      YEAR ENDED     YEAR ENDED
                                                                   DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
(in millions of euros)                                                 2003           2002           2001
----------------------                                             ------------    ------------   ------------
BALANCE, BEGINNING OF PERIOD ................................           (83)           (55)           (33)
                                                                       ----            ---            ---
Movement in provisions recognized in net
income for the period....................................               (48)           (85)           (66)
Provisions utilized .........................................            23             53             37
Change in scope of consolidation ............................            --             (2)             8
Effect of exchange rates ....................................             7              6             (1)
                                                                       ----            ---            ---
BALANCE, END OF PERIOD ......................................          (101)           (83)           (55)
                                                                       ----            ---            ---

D.8.  ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2003, 2002 and 2001 comprise:

                           DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
(in millions of euros)        2003             2002             2001
----------------------        ----             ----             ----
Gross ................        1,556            1,348            1,585
Provision ............          (65)             (37)             (19)
                              -----            -----            -----
NET ..................        1,491            1,311            1,566
                              -----            -----            -----

D.9.  OTHER CURRENT ASSETS

Other current assets as of December 31, 2003, 2002 and 2001 comprise:

                           DECEMBER 31,      DECEMBER 31,       DECEMBER 31,
(in millions of euros)         2003              2002              2001
----------------------         ----              ----              ----
Taxes recoverable ....          249               335               215
Other receivables ....          584               462               282
Prepaid expenses .....           64                57                43
                                ---               ---               ---
TOTAL (NET) ..........          897               854               540
                                ---               ---               ---


Other current assets as of December 31, 2003 and December 31, 2002 include receivables relating to operations with joint venture and alliance partners, shown in 2001 under "Investments in/advances to non-consolidated companies" (see note D.6). The reclassification of these balances as of January 1, 2002 amounted to 83 million euros.

D.10. SHORT-TERM INVESTMENTS AND DEPOSITS

Surplus cash is invested in money-market mutual funds and term deposits with counterparties having high credit ratings.

As of December 31, 2003 Sanofi-Synthelabo held treasury shares, mainly allocated to employee stock option plans, with a net value of 613 million euros, after taking account of a reversal of provisions of 2 million euros in 2003. The value of treasury shares held was 623 million euros as of December 31, 2002, after taking account of additional provisions of 46 million euros booked in 2002, and 462 million euros as of December 31, 2001. The market value of treasury shares was 769 million euros as of December 31, 2003, against 813 million euros as of December 31, 2002, compared with 957 million euros as of December 31, 2001. These shares are included in "Short-term investments and deposits". As of December 31, 2003, the 13,413,698 treasury shares held by the Group and recorded on this line represented 1.83% of the capital, and 13,183,948 of these shares were allocated to employee stock option plans.

In the light of the listed market price of the shares on the balance sheet date and during the 20 days preceding the balance sheet date, this line includes a provision for impairment of 44 million euros as of December 31, 2003.

D.11. DEFERRED INCOME TAXES

Net deferred tax assets as of December 31, 2003, 2002 and 2001 comprise:

                                                                    DECEMBER 31,       DECEMBER 31,      DECEMBER 31,
(in millions of euros)                                                  2003               2002              2001
----------------------                                                  ----               ----              ----
Deferred income taxes on:

-      Consolidation adjustments..........................               275                237               207
-      Provision for pensions & other employee benefits...                39                 35                55
-      Other non-deductible provisions & other items......               149                202               199
                                                                         ---                ---               ---
TOTAL NET DEFERRED TAX ASSETS                                            463                474               461
                                                                         ---                ---               ---

Deferred tax assets not recognized because of uncertainty as to their future recovery amounted to 182 million euros as of December 31, 2003, against 243 million euros as of December 31, 2002 and 313 million euros as of December 31, 2001.

As of December 31, 2003, the Group had total tax loss carryforwards of 233 million euros, which are due to expire as follows:

(in millions of euros)                            LOSS
----------------------                            ----
2004...................................              5
2005...................................              3
2006...................................              4
2007...................................             13
2008...................................              3
2009 and thereafter....................            205
                                                   ---
TOTAL                                              233
                                                   ---

Use of these tax loss carryforwards is limited to the entity in which they arose. In jurisdictions where tax consolidations are applied, carryforwards are able to be netted against taxable income generated by the entities in the consolidated tax group.

In certain countries, withholding taxes are paid by the Group when dividends are distributed. Due to local investment needs, distribution of a portion of these earnings is considered unlikely. No provision has been made for deferred income taxes on this portion of earnings, which amounted to 294 million euros as of December 31, 2003.

D.12. SHAREHOLDERS' EQUITY

D.12.1. SHARE CAPITAL

The share capital comprises 732,848,072 shares with a par value of 2 euros per share.

Treasury shares held by Sanofi-Synthelabo are as follows:

BALANCE SHEET DATE                  NUMBER OF SHARES           %
------------------                  ----------------           -
December 31, 2003                      49,990,262            6.82%
December 31, 2002                      30,376,375            4.15%
December 31, 2001                      11,419,291            1.56%

D.12.2.    RESERVES SUBJECT TO RESTRICTIONS ON DISTRIBUTION

As of December 31, 2003, 742 million euros of the Group's consolidated reserves were non-distributable. Of this amount, 186 million euros constitutes a legal reserve which is restricted as to distribution. The remaining 556 million euros principally represents a portion of net long-term gains on disposals whose distribution would be subject to supplementary taxation.

D.12.3. CHANGE IN ACCOUNTING METHOD

In application of the new CRC Rule 2000-06, non-compliant provisions totaling 24 million euros net of taxes were reversed as of January 1, 2002 by crediting shareholders' equity.

D.12.4. ADJUSTMENTS TO SHAREHOLDERS' EQUITY RELATED TO THE MERGER BETWEEN SANOFI AND SYNTHELABO

As a result of the merger between Sanofi and Synthelabo, adjustments of 45 million euros, 59 million euros and 176 million euros were made to shareholders' equity in 2003, 2002 and 2001 respectively.

These adjustments include the portion of provisions recorded in the opening balance sheet no longer required due to favorable changes in the relevant risks during the period. The 2001 adjustment also included the offset of a portion of the goodwill related to the merger (initially recorded as a reduction of equity) against the capital gain on the main businesses divested in that year.

The adjustments are summarized as follows:

(in millions of euros)                                     2003         2002          2001
----------------------                                     ----         ----          ----
Change in provision for risks and deferred income
taxes recorded in the opening balance sheet .....           44           59           90
Allocation of goodwill to divestitures ..........           --           --           34
Revaluation of commitments to employees .........            1           --           52
                                                            --           --          ---
TOTAL ...........................................           45           59          176
                                                            --           --          ---

In 2003, 2002 and 2001, the change in provisions for risks and deferred income taxes related mainly to the settlement of tax litigation, primarily in France and the United States.

D.12.5. REPURCHASE OF SHARES

The Annual General Meetings of May 22, 2002 and May 19, 2003 authorized the implementation of share purchase programs amounting to 10% of Sanofi-Synthelabo shares. Under these authorizations, the Group continued in 2003 with a policy of purchasing its own shares with a view to holding, selling, transferring or canceling them. Shares purchased are netted off shareholders' equity at purchase price. Gains and losses on transactions in these shares, net of taxes, are also taken to shareholders' equity. Under these programs, the Group repurchased 20,192,769 shares in 2003 for 1,018 million euros, and 16,520,795 shares in 2002 for 970 million euros.

As of December 31, 2003 the Group held 36,576,564 shares under these programs, amounting to 1,979 million euros.

D.12.6. STOCK-BASED COMPENSATION

a)    Plans pre-dating the May 18, 1999 merger

OPTIONS TO PURCHASE GROUP SHARES

Sanofi and Synthelabo operated several stock option plans which allow grantees to purchase a fixed number of shares at a pre-determined price over a specified period. Options generally cliff vest over two to five years from the date of grant and expire seven to twenty years from the date of grant. Shares acquired under these plans generally may not be disposed of prior to the fifth anniversary of the date of grant.

Details of the stock purchase options granted under the Group's various plans are presented below (in Sanofi-Synthelabo equivalent shares):

                                                                                                   EXERCISE        OPTIONS
                     DATE OF             OPTIONS         START DATE OF         EXPIRATION          PRICE (IN    EXERCISED AS
ORIGIN                GRANT              GRANTED        VESTING PERIOD            DATE               EUROS)      OF 12/31/03
------                -----              -------        --------------            ----               ------      -----------
Synthelabo          12/15/1993            364,000          12/15/1998          12/15/2013              6.36         348,400
Synthelabo          10/18/1994            330,200          10/18/1999          10/18/2014              6.01         305,200
Synthelabo          12/15/1995            442,000          12/15/2000          12/15/2015              8.50         387,900
Synthelabo          01/12/1996            208,000          01/12/2001          01/12/2016              8.56         149,230
Synthelabo          04/05/1996            228,800          04/05/2001          04/05/2016             10.85         141,034
Sanofi ...          09/22/1997          1,120,000          09/23/1999          09/22/2004             21.46         450,280
Synthelabo          10/14/1997            262,080          10/14/2002          10/14/2017             19.73         105,868
Synthelabo          06/25/1998            296,400          06/26/2003          06/25/2018             28.38         124,880
Sanofi ...          12/10/1998          1,200,000          12/11/2000          12/10/2005             34.95          72,020
Synthelabo          03/30/1999            716,040          03/31/2004          03/30/2019             38.08           6,240

Shares offered under these plans are acquired in the stock market. Consequently, these plans have no impact on shareholders' equity as of December 31, 2003.

OPTIONS TO SUBSCRIBE TO GROUP SHARES

The Sanofi shareholders' meeting of May 21, 1992 authorized a stock option plan, which allows grantees to subscribe to a fixed number of shares at a pre-determined price over a specified period. Options granted under this plan cliff vested one year from the date of grant and expired seven years from the date of grant.

Details of the options granted under this plan are presented below (in Sanofi-Synthelabo equivalent shares):

                                                    START DATE OF                         OPTIONS
                                                       VESTING                         EXERCISE PRICE     EXERCISED AS
ORIGIN       DATE OF GRANT     OPTIONS GRANTED         PERIOD        EXPIRATION DATE     (IN EUROS)        OF 09/18/03
------       -------------     ---------------         ------        ---------------     ----------        -----------
Sanofi             09/18/1996         1,056,000       09/19/1997        09/18/2003            14.56           1,020,240

Exercise of options under this plan resulted in the creation of 480,565 shares in 2003 (each with a par value of 2 euros per share) and aggregate proceeds of 7 million euros.

This stock subscription option plan ended on September 18, 2003.

b)    Plans post-dating the May 18, 1999 merger


The Sanofi-Synthelabo Annual General Meeting of May 18, 1999 authorized the Board of Directors to grant options to subscribe to new Sanofi-Synthelabo shares to be issued by way of capital increases, or to purchase existing
Sanofi-Synthelabo shares bought in the market by Sanofi-Synthelabo.

The maximum number of shares that may be subscribed to or purchased under these plans is 14,611,740.

The options may not be exercised, and the corresponding shares may not be sold, prior to the fourth anniversary of the date of grant.

OPTIONS TO PURCHASE GROUP SHARES

The terms of the stock purchase options granted under this authorization are as follows:


                                                                                                EXERCISE          OPTIONS
                                DATE OF           OPTIONS     START DATE OF    EXPIRATION       PRICE (IN       EXERCISED AS
ORIGIN                           GRANT            GRANTED     VESTING PERIOD     DATE             EUROS)        OF 12/31/03
------                           -----            -------     --------------     ----             ------        -----------
Sanofi-Synthelabo             05/24/2000          4,292,000    05/25/2004      05/24/2010          43.25           8,000
Sanofi-Synthelabo             05/10/2001          2,936,500    05/11/2005      05/10/2011          64.50              --
Sanofi-Synthelabo             05/22/2002          3,111,850    05/23/2006      05/22/2012          69.94              --

Shares offered under these plans are acquired in the stock market. Consequently, these plans have no impact on shareholders' equity as of December 31, 2003.

OPTIONS TO SUBSCRIBE TO GROUP SHARES

The terms of the stock subscription options granted under this authorization are as follows:

                                                                                                EXERCISE          OPTIONS
                                DATE OF           OPTIONS     START DATE OF    EXPIRATION       PRICE (IN       EXERCISED AS
ORIGIN                           GRANT            GRANTED     VESTING PERIOD     DATE             EUROS)        OF 12/31/03
------                           -----            -------     --------------     ----             ------        -----------
Sanofi-Synthelabo              12/10/2003         4,217,700    12/11/2007       12/10/2013          55.74                --

The exercise of the stock options outstanding at December 31, 2003 would result in an increase of approximately 235 million euros in shareholders' equity.

SUMMARY OF STOCK-BASED COMPENSATION PLANS

A summary of stock options outstanding at December 31, 2003, 2002 and 2001 and of changes during those years, is presented below:

                                                                EXERCISE PRICE (IN EUROS)
                                                             ---------------------------------
                                                               WEIGHTED           AGGREGATE
                                         NUMBER OF           AVERAGE PER      (IN MILLIONS OF
                                          OPTIONS               SHARE               EUROS)
                                          -------               -----               ------
Outstanding - January 1, 2001             10,179,046              31.21               318
                                          ----------              -----               ---
Granted .......................            2,936,500              64.50               189
Exercised .....................             (881,313)             10.98               (10)
Expired/Forfeited .............              (76,260)             43.71                (3)
                                          ----------              -----               ---
Outstanding - December 31, 2001           12,157,973              40.64               494
                                          ----------              -----               ---
Granted .......................            3,111,850              69.94               218
Exercised .....................             (847,018)             13.27               (11)
Expired/Forfeited .............              (71,300)             36.87                (3)
                                          ----------              -----               ---
Outstanding - December 31, 2002           14,351,505              48.63               698
                                          ----------              -----               ---
Granted .......................            4,217,700              55.74               235
Exercised .....................           (1,031,447)             19.28               (20)
Expired/Forfeited .............             (136,110)             47.29                (6)
                                          ----------              -----               ---
Outstanding - December 31, 2003           17,401,648              52.10               907
                                          ----------              -----               ---


As of December 31, 2003, there were 2,351,068 exercisable options outstanding, with a weighted average exercise price of 27.05 euros per share. As of December 31, 2003, there remained 53,690 options available for grant. The following table summarizes information concerning outstanding and exercisable options as of December 31, 2003:

                                                                                           EXERCISABLE
                                                                                           -----------
                                                     OUTSTANDING       WEIGHTED                      WEIGHTED
                                                     -----------        AVERAGE                       AVERAGE
                                                       WEIGHTED        EXERCISE                      EXERCISE
                                                       AVERAGE        PRICE PER                      PRICE PER
                                        NUMBER OF     REMAINING         SHARE            NUMBER OF     SHARE
RANGE OF EXERCISE PRICES PER SHARE       OPTIONS     LIFE (YEARS)     (IN EUROS)          OPTIONS    (IN EUROS)
----------------------------------       -------     ------------     ----------          -------    ----------
From 6.01 to 10.85 euros per share          236,036         11.89           9.03         236,036          9.03
From 19.73 to 28.38 euros per share         991,252          5.10          22.39         991,252         22.39
From 34.95 to 69.94 euros per share      16,174,360          7.95          54.55       1,123,780         34.95
                                         ----------          ----          -----       ---------         -----
TOTAL .............................      17,401,648          7.84          52.10       2,351,068         27.05
                                         ----------          ----          -----       ---------         -----


D.13. LONG-TERM DEBT (PORTION DUE AFTER MORE THAN ONE YEAR)

The Group's long-term debt as of December 31, 2003, 2002 and 2001 comprises:

                               DECEMBER 31, DECEMBER 31,  DECEMBER 31,
(in millions of euros)             2003         2002         2001
----------------------             ----         ----         ----
Capital lease obligations           43           51           57
Other long-term debt ....           10           14           62
                                  ----         ----         ----
TOTAL ...................           53           65          119
                                  ----         ----         ----


The Group's long-term debt agreements do not contain any covenants which impose significant restrictions on the Group's activities, including its ability to pay dividends, acquire or divest other businesses or incur additional borrowings. There are no specific contractual provisions associated with this debt liable to modify the repayment terms or interest charge.

The table below presents the maturity of long-term debt as of December 31, 2003, 2002 and 2001:

                           DECEMBER 31, DECEMBER 31,  DECEMBER 31,
(in millions of euros)         2003         2002         2001
----------------------         ----         ----         ----
2003 .................           --           --           55
2004 .................           --           11           11
2005 .................            8            8            9
2006 .................            7            7            8
2007 .................            4            4            4
2008 .................            5            4            5
Thereafter ...........           29           31           27
                                 --           --          ---
TOTAL ................           53           65          119
                                 --           --          ---

The table below presents an analysis of long-term debt by interest rate as of December 31, 2003, 2002 and 2001, after taking into account hedging instruments. The split is based on interest rates at year-end.

                            DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
(in millions of euros)          2003         2002         2001
----------------------          ----         ----         ----
Less than 5% .........            7            8           54
From 5% to 7.5% ......           43           51           53
From 7.5% to 10% .....            3            6           12
                                 --           --          ---
TOTAL ................           53           65          119
                                 --           --          ---

Of which:

--  Fixed rate .......           11           15           21
--  Variable rate ....           42           50           98
                                 --           --          ---

The table below presents an analysis of long-term debt by currency as of December 31, 2003, 2002 and 2001, after taking into account hedging instruments:

                           DECEMBER 31,  DECEMBER 31, DECEMBER 31,
(in millions of euros)         2003         2002         2001
----------------------         ----         ----         ----
Euro .................           48           58          110
US dollar ............            2            2            2
Other currencies .....            3            5            7
                                ---          ---          ---
TOTAL                            53           65          119
                                ---          ---          ---




The table below summarizes interest paid on the short-term and long-term portion of debt and on credit lines during each accounting period:

                                              YEAR ENDED         YEAR ENDED         YEAR ENDED
                                              DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
(in millions of euros)                             2003             2002               2001
----------------------                             ----             ----               ----
Interest paid.........                              16               22                 18


      D.14. PROVISIONS AND OTHER LONG-TERM LIABILITIES

      Provisions and other long-term liabilities as of December 31, 2003, 2002 and 2001 comprise:

                                            PROVISIONS FOR                        OTHER PROVISIONS    OTHER LONG-TERM
                                           PENSIONS & OTHER     RESTRUCTURING        FOR RISKS         LIABILITIES
         (IN MILLIONS OF EUROS)           BENEFITS (D.14.1)   PROVISIONS (D.14.2)    (D.14.3)           (D.14.4)         TOTAL
         ----------------------           -----------------   -------------------    --------           --------         -----
DECEMBER 31, 2001 .....................             474                  46              431              102            1,053
                                                    ---                  --              ---              ---            -----
Charged during the period .............              92                  --              126                1              219
Reversals of provisions in application
of CRC Rule 2000-06 ...................              --                 (15)             (11)              --              (26)
Reversals of provisions recorded in the
opening balance sheet .................              --                  --              (32)              --              (32)
Provisions utilized ...................            (144)                (11)             (14)              (1)            (170)
Reversals of unutilized provisions ....              --                  --              (38)              --              (38)
Transfers .............................              29                 (10)             (92)             (97)            (170)
Effect of exchange rates ..............             (24)                 (2)             (23)              (1)             (50)
                                                    ---                  --              ---              ---              ---
DECEMBER 31, 2002 .....................             427                   8              347                4              786
                                                    ---                   -              ---              ---              ---
Charged during the period .............              78                  --              111                5              194
Reversals of provisions recorded in the
opening balance sheet .................              (2)                 (1)             (36)              --              (39)
Provisions utilized ...................             (52)                 (1)             (30)              (1)             (84)
Reversals of unutilized provisions ....              (1)                 --              (60)              --              (61)
Transfers .............................              (2)                 (1)               1               --               (2)
Effect of exchange rates ..............             (19)                 --              (21)              --              (40)
                                                    ---                  --              ---              ---              ---
DECEMBER 31, 2003 .....................             429(1)                5              312                8              754
                                                    ---                  --              ---              ---              ---

(1) 380 million euros in respect of long-term pension obligations and 49 million euros in respect of post-employment benefits (see note D.14.1).

D.14.1. PROVISIONS FOR PENSIONS AND OTHER BENEFITS

The Group and its subsidiaries have a significant number of benefit pension plans covering the majority of their employees. The specific features (benefit formulas, funding policies and types of assets held) of the plans vary depending on regulations and laws in the particular country in which the employees are located. Several benefit plans are defined benefit plans and cover besides employees, certain members of the Board of Directors.

Actuarial valuations of the Group's benefit obligations were computed as of December 31, 2003, 2002 and 2001. The calculations incorporate:

-     assumptions on staff turnover, life expectancy and salary inflation;

- a retirement age of 60 to 65 for a total working life allowing for full rate retirement rights for French employees, and retirement assumptions reflecting local economic and demographic factors specific to foreign employees;

- discounting rates used to determine the actuarial present value of the projected benefit obligations as follows:

      - Euro zone plans: 5.15% as of December 31, 2003; 5.25% as of December 31, 2002 and 2001

      - US plans: 6% as of December 31, 2003; 6.75% as of December 31, 2002; 7% as of December 31, 2001

      - UK plans: 5.30% as of December 31, 2003; 5.50% as of December 31, 2002; 5.75% as of December 31, 2001

      - other plans: 1.5%-11.5% as of December 31, 2003; 2%-12 % as of December 31, 2002; 2.5%-14.5% as of December 31, 2001

- Expected long-term rates of return for plan assets ranging from 5% to 10% for the year ended December 31, 2003; 4% to 15% for the year ended December 31, 2002; and 5.15% to 15% for the year ended December 31, 2001. The majority of the fund assets are invested in the United States and the United Kingdom. The long-term rates of return used are as follows:

      - for American pension plans: 8.5% for the year ended December 31, 2003; 8.75% for the years ended December 31, 2002 and 2001;

      - for UK pension plans: 6.50% for the years ended December 31, 2003 and 2002; 7% for the year ended December 31, 2001.


The main assumptions used in the actuarial valuations are summarized below:

                                                                                    POST-EMPLOYMENT BENEFITS OTHER THAN
                                                   PENSIONS AND SIMILAR BENEFITS                   PENSIONS
                                                   -----------------------------    -----------------------------------
                                                      2003      2002     2001         2003           2002        2001
                                                      ----      ----     ----         ----           ----        ----
Assumptions (weighted averages):
     Discounting rate ........................        5.25%     5.34%    5.60%        6.01%          6.75%       7.00%
     Salary inflation rate ...................        3.86%     3.79%    3.92%          --             --          --
     Expected long-term rate of return on plan
     assets ..................................        7.27%     7.23%    7.56%          --             --          --


In calculating the pension cost for the period , the Group recognizes actuarial gains and losses if at the beginning of the period the net unrealized actuarial gain or loss exceeds 10% of the greater of the projected obligation or the market value of plan assets.

The table below reconciles the net obligation under Group pension plans with the amounts recognized in the consolidated financial statements as of December 31, 2003, 2002 and 2001:

                                                                                          POST-EMPLOYMENT BENEFITS OTHER THAN
                                                    PENSIONS AND SIMILAR BENEFITS                          PENSIONS
                                                    -----------------------------         ------------------------------------
(in millions of euros)                           2003          2002          2001          2003          2002          2001
----------------------                           ----          ----          ----          ----          ----          ----
VALUATION OF OBLIGATIONS:
Beginning of period .....................        1,108         1,069           910            53            61            53
Service cost ............................           49            51            42             2             1             1
Interest cost ...........................           61            60            56             3             4             4
Actuarial (gain)/loss ...................           34            43            29            28             3             5
Contributions from plan members .........            3             2             2            --            --            --
Modifications to plans ..................           --            37            63            --            --            --
Effect of exchange rates ................          (87)          (75)           26           (11)          (10)            3
Changes in Group structure ..............           --            --            (9)           --            --            --
Benefits paid ...........................          (51)          (79)          (50)           (6)           (6)           (5)
                                                 -----         -----         -----        ------        ------        ------
OBLIGATION AT PERIOD-END ................        1,117         1,108         1,069            69            53            61
                                                 -----         -----         -----        ------        ------        ------


MARKET VALUE OF PLAN ASSETS

Beginning of period .....................          431           477           533            --            --            --
Actual return on assets .................           62           (37)          (59)           --            --            --
Effect of exchange rates ................          (57)          (49)           20            --            --            --
Contributions from plan members .........            3             2             2            --            --            --
Employers' contributions ................           93           105            16            --            --            --
Changes in Group structure ..............           --            --            --            --            --            --
Benefits paid ...........................          (29)          (67)          (35)           --            --            --
                                                 -----         -----         -----        ------        ------        ------
MARKET VALUE OF PLAN ASSETS AT PERIOD-END          503           431           477            --            --            --
                                                 -----         -----         -----        ------        ------        ------
NET AMOUNT SHOWN IN BALANCE SHEET:

Net obligation ..........................          614           677           592            69            53            61
Transitional liability ..................            1             9            18            --            --            --
Unrecognized past service cost ..........          (82)          (90)          (61)            2             3             4
Unrecognized actuarial gain/(loss) ......         (191)         (224)         (136)          (21)            8            10
Benefits/contributions, final quarter ...          (14)          (32)          (12)           (1)           (3)           --
                                                 -----         -----         -----        ------        ------        ------
NET PROVISION IN THE BALANCE SHEET ......          328           340           401            49            61            75
                                                 -----         -----         -----        ------        ------        ------
AMOUNTS RECOGNIZED IN THE BALANCE SHEET:

Pre-funded obligations (D.6) ............          (52)          (27)           (8)           --            --            --
Obligations provided (long-term portion)           380           366           399            49            61            75
Obligations provided (short-term portion)           --             1            10            --            --            --
                                                 -----         -----         -----        ------        ------        ------
NET AMOUNT RECOGNIZED ...................          328           340           401            49            61            75
                                                 -----         -----         -----        ------        ------        ------
PENSION COST FOR THE PERIOD:
Service cost ............................           49            50            42             2             1             1
Interest cost ...........................           61            60            56             3             4             4
Expected return on plan assets ..........          (31)          (34)          (44)           --            --            --
Recognition of transitional liability ...           (8)           (8)           (8)           --            --            --
Amortization of past service cost .......            7             8             3            (1)           (1)           --
Recognition of actuarial losses/(gains) .           12             8            --            --            --            (1)
                                                 -----         -----         -----        ------        ------        ------
PENSION COST FOR THE PERIOD .............           90            84            49             4             4             4
                                                 -----         -----         -----        ------        ------        ------
GROSS OBLIGATION BASED ON PERIOD-END
SALARIES ................................          960           944           898
                                                 -----         -----         -----        ------        ------        ------

As of December 31, 2003, 2002 and 2001, the impact on the financial statements of a 1% change in assumptions regarding future healthcare costs is not material.

D.14.2. RESTRUCTURING PROVISIONS

The following table summarizes movements in restructuring provisions, classified under "Other long-term liabilities" and "Other current liabilities" (note D.15), for each of the years ended December 31, 2003, 2002 and 2001:

                                                                   YEAR ENDED         YEAR ENDED        YEAR ENDED
                                                                   DECEMBER 31,       DECEMBER 31,      DECEMBER 31,
                 (in millions of euros)                               2003                 2002            2001
                 ----------------------                               ----                 ----            ----
BALANCE, BEGINNING OF PERIOD.................................            27                 82               149
Of which

-        Classified under "Other long-term liabilities"                   8                 46                61
-        Classified under "Other current liabilities"                    19                 36                88
                                                                        ---                ---               ---
Movement in provisions recognized in net income for the
period.......................................................             6                  1                 6
Reversals of provisions in application of CRC Rule
2000-06......................................................             -               (20)                 -
Reversals of provisions recorded in the opening balance
sheet........................................................           (2)                (4)              (16)
Provisions utilized..........................................          (11)               (30)              (57)
Transfers....................................................             1                  -                 -
Effect of exchange rates.....................................           (1)                (2)                 -
                                                                        ---                ---               ---
BALANCE, END OF PERIOD.......................................            20                 27                82
                                                                        ---                ---               ---
Of which:
-        Classified under "Other long-term liabilities"......             5                  8                46
-        Classified under "Other current liabilities"........            15                 19                36


Following the merger of Sanofi and Synthelabo in 1999, the Group developed a restructuring plan, which consisted of a combination of actions designed to integrate head offices worldwide, reorganize the sales forces and close or re-size industrial sites throughout the world. Implementation of these restructuring plans commenced in 1999 and was substantially completed in 2000 and 2001. In France, the restructuring program related to a reduction in workforce was carried out principally through a program of voluntary early retirement for people aged 55 as of December 31, 1999.

Expenses incurred in 2003, 2002 and 2001 and charged against the provision, shown on the line "Provisions utilized", relate principally to employee termination costs (4, 11 and 56 million euros respectively), mainly in western Europe.

D.14.3. OTHER PROVISIONS FOR RISKS

The table below shows movements in other provisions for risks, including environmental risks and litigation, tax exposures, commercial risks, product liability risks and intellectual property risks, for each of the years ended December 31, 2003, 2002 and 2001:

                                                               YEAR ENDED      YEAR ENDED     YEAR ENDED
                                                               DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
(in millions of euros)                                             2003          2002            2001
----------------------                                             ----          ----            ----
BALANCE, BEGINNING OF PERIOD ..........................             347           431             469
                                                                    ---           ---             ---
Movement in provisions recognized in net income for the
period ................................................              51            88              77
Reversals of provisions in application of CRC Rule
2000-06 ...............................................              --           (11)             --
Reversals of provisions recorded in the opening balance
sheet .................................................             (36)          (32)            (96)
Provisions utilized ...................................             (30)          (14)            (35)
Reclassifications between accounts ....................               1           (92)             12
Effect of exchange rates ..............................             (21)          (23)              4
                                                                    ---           ---             ---
BALANCE, END OF PERIOD ................................             312           347             431
                                                                    ---           ---             ---
Tax risks .............................................             206           217             260
Intellectual property risks ...........................              16            37              18
Environmental risks ...................................              20            21              30
Product liability risks ...............................              17            20              25
Other risks ...........................................              53            52              98
                                                                    ---           ---             ---
TOTAL .................................................             312           347             431
                                                                    ---           ---             ---

The Group is involved in a number of legal proceedings and claims. These include commercial and intellectual property litigation, tax audits and other matters relating to the normal conduct of its business.

Provisions for tax exposures are recorded if the Group considers that the tax authorities might challenge a tax position taken by the Group or a subsidiary.

An assessment of these risks has been performed with the assistance of the Group's legal advisers, and provisions have been recorded where circumstances required.

In 2002, reclassifications mainly comprised the transfer of provisions to current liabilities, under "Other liabilities".

D.14.4. OTHER LONG-TERM LIABILITIES

As of December 31, 2001, other long-term liabilities included liabilities on operations with joint venture and alliance partners, which were included in "Other current liabilities" as of December 31, 2002 and December 31, 2003 (see note D.15).

D.15. OTHER CURRENT LIABILITIES

Other current liabilities as of December 31, 2003, 2002 and 2001 comprise:

                                     DECEMBER 31,           DECEMBER 31,          DECEMBER 31,
(in millions of euros)                   2003                  2002                  2001
----------------------                   ----                  ----                  ----
Taxes payable ...................         370                   472                   597
Employee-related liabilities ....         424                   384                   418
Restructuring provisions (D.14.2)          15                    19                    36
Other liabilities ...............         811                   724                   943
                                        -----                 -----                 -----
TOTAL ...........................       1,620                 1,599                 1,994
                                        -----                 -----                 -----


In 2001, "Other liabilities" included the unpaid portion of the purchase price of acquisitions made in the period, and the impact of the full consolidation of the Lorex Pharmaceuticals balance sheet.

In 2002, "Other liabilities" also included the reclassification of the balance as of January 1, 2002 of liabilities on operations with joint venture and alliance partners, totaling 85 million euros.

The unpaid portion of the purchase price of acquisitions made in the period, which is included in "Other liabilities", amounted to 37 million euros as of December 31, 2003, 24 million euros as of December 31, 2002 and 170 million euros as of December 31, 2001.

D.16. SHORT-TERM DEBT

Short-term debt as of December 31, 2003, 2002 and 2001 comprises:

                                      DECEMBER 31,  DECEMBER 31, DECEMBER 31,
(in millions of euros) ..........         2003          2002         2001
Current portion of long-term debt           10           55            9
Other short-term debt ...........          117          146          156
Bank overdrafts .................          188          150          120
                                           ---          ---          ---
TOTAL ...........................          315          351          285
                                           ---          ---          ---

D.17. DERIVATIVE FINANCIAL INSTRUMENTS

The table below presents the notional amounts of the Group's outstanding derivative financial instruments as of December 31, 2003, 2002 and 2001:

                                                                  DECEMBER 31,       DECEMBER 31,      DECEMBER 31,
(in millions of euros)                                               2003               2002              2001
----------------------                                               ----               ----              ----
Interest rate swaps.......................................             --                 46                46
Currency swaps - puts written (1).........................             59                 51                24
Currency swaps - calls written (2)........................            708                758               705
Currency swaps - puts purchased (3).......................            357                448               413
Currency swaps - calls purchased (4)......................            100                 90                40
Forward foreign currency exchange contracts written -
financial (5).............................................          1,224              1,033             1,016
Forward foreign currency exchange contracts purchased
- financial (6)...........................................            318                131               254
                                                                    -----              -----             -----

(1) including 36 million euros on the Norwegian krone and 23 million euros on the Hungarian florint as of December 31, 2003; 51 million euros on the Norwegian krone as of December 31, 2002; 18 million euros on the US dollar as of December 31, 2001.

(2) including 555 million euros on the US dollar and 101 million euros on the yen as of December 31, 2003; 568 million euros on the US dollar and 163 million euros on the yen as of December 31, 2002; 527 million euros on the US dollar and 157 million euros on the yen as of December 31, 2001.

(3) including 284 million euros on the US dollar and 49 million euros on the yen as of December 31, 2003; 321 million euros on the US dollar and 96 million euros on the yen as of December 31, 2002; 326 million euros on the US dollar and 77 million euros on the yen as of December 31, 2001.

(4) including 46 million euros on the US dollar, 22 million euros on the yen and 21 million euros on the Norwegian krone as of December 31, 2003; 45 million euros on the US dollar, 19 million euros on the yen and 26 million euros on the Norwegian krone as of December 31, 2002; 16 million euros on the yen, 10 million euros on the US dollar and 9 million euros on the Norwegian krone as of December 31, 2001.

(5) including 981 million euros on the US dollar, 70 million euros on the yen, 45 million euros on the British pound, 23 million euros on the Canadian dollar, 13 million euros on the Czech koruna, 13 million euros on the Canadian dollar and 14 million euros on the Polish zloty as of December 31, 2003; 798 million euros on the US dollar, 79 million euros on the yen, 60 million euros on the British pound, 26 million euros on the Canadian dollar, 16 million euros on the Czech koruna and 10 million euros on the Norwegian krone as of December 31, 2002; 812 million euros on the US dollar, 87 million euros on the yen, 45 million euros on the British pound and 29 million euros on the Canadian dollar as of December 31, 2001.

(6) including 130 million euros on the US dollar, 92 million euros on the Swiss franc, 35 million euros on the Norwegian krone and 57 million euros on the Hungarian florint as of December 31, 2003; 68 million euros on the Swiss franc, 33 million euros on the Norwegian krone and 10 million euros on the British pound as of December 31, 2002; 118 million euros on the US dollar, 88 million euros on the Swiss franc, 30 million euros on the Norwegian krone as of December 31, 2001.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of certain of the Group's financial instruments outstanding as of December 31, 2003, 2002 and 2001 are presented below:

                                                   2003                          2002                          2001
                                         ----------------------        ---------------------        --------------------
                                         CARRYING         FAIR         CARRYING        FAIR         CARRYING       FAIR
        (in millions of euros)            VALUE           VALUE          VALUE         VALUE          VALUE        VALUE
        ----------------------            -----           -----          -----         -----          -----        -----
Long-term debt (excluding capital
lease obligations) ..............            10             10             14            14            62            62
Forward foreign currency exchange
contracts - written .............            30            117             23            48             2            23
Forward foreign currency exchange
contracts - purchased ...........            (4)            (6)             1             4             2             3
Currency options - puts
written .........................             1              2              1            --            --            --
Currency options - calls
written .........................            16              2             19             3            17            10
Currency options - puts
purchased .......................            23             36             21            36            17            20
Currency options - calls
purchased .......................             1              1              1             2            --             2


The Group considers that for cash and cash equivalents, accounts receivable, bank overdrafts, accounts payable and other short-term debt, carrying value is a reasonable estimate of fair value due to their short-term maturities and the readily available market for these types of instruments.

The following methods and assumptions were used by the Group in estimating the fair values of financial instruments:

      - Long-term debt (excluding capital lease obligations) - The carrying value of the Group's variable-rate long-term debt approximates to fair value. The fair value of long-term fixed rate debt has been estimated based on current interest rates available for debt instruments with similar terms, degrees of risk and maturities. Substantially all of the Group's long-term debt is variable rate.

      -     Forward foreign currency exchange contracts (written and purchased)
            - The fair value of forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on forward market exchange rates.

      - Foreign currency option contracts (written and purchased) - The fair value of foreign currency option contracts is obtained from dealer quotes. These values represent the estimated net amount the Group would receive or pay to terminate the agreements.

D.18. CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The Group's contractual obligations and other commercial commitments as of December 31, 2003 comprise:

              CONTRACTUAL OBLIGATIONS GIVEN                                    Payments due by period
                                                              ------------------------------------------------------
                  (in millions of euros)                      Total         Under 1 year    1-5 years   Over 5 years
                  ----------------------                      -----         ------------    ---------   ------------
Long-term debt, excluding capital lease
obligations (Notes D.13 and D.16)..........................      13                3              6             4
Capital lease obligations (including interest).............      62               10             24            28
Operating leases...........................................     441               91            186           164
Irrevocable purchase obligations...........................     150              138             12             -
Other long-term obligations................................     226               88             98            40
                                                                ---              ---            ---           ---
TOTAL                                                           892              330            326           236
                                                                ---              ---            ---           ---


OTHER COMMERCIAL COMMITMENTS GIVEN                                               Commitments by period
                                                              ---------------------------------------------------
(in millions of euros)                                        Total     Under 1 year    1-5 years    Over 5 years
----------------------                                        -----     ------------    ---------    ------------
Credit lines...............................................      --               --          --               --
Letters of credit..........................................      --               --          --               --
Guarantees:
-        given.............................................      64               14           5               45
-        received..........................................     (75)             (59)         (1)             (15)
Repurchase commitments.....................................      --               --          --               --
Other commercial commitments...............................      --               --          --               --
                                                               ---              ---          ---              ---
TOTAL                                                          (11)             (45)           4               30
                                                               ---              ---          ---              ---

LEASES

CAPITAL LEASES

Future minimum payments related to capital leases as of December 31, 2003 totaling 62 million euros and including interest payments of 12 million euros are scheduled to be made as follows:

                                                INTEREST             PRINCIPAL
(in millions of euros)                           PORTION              PORTION            TOTAL
----------------------                           -------              -------            -----
2004......................................           3                     7               10
2005......................................           2                     6                8
2006......................................           1                     5                6
2007......................................           1                     4                5
2008......................................           1                     4                5
2009 and thereafter.......................           4                    24               28
                                                   ---                   ---              ---
TOTAL                                               12                    50               62
                                                   ---                   ---              ---

OPERATING LEASES

The Group leases certain of its properties and equipment used in the ordinary course of business. Future minimum payments under non-cancelable operating leases as of December 31, 2003 amounted to 441 million euros, and are scheduled to be made as follows:

                                                              DECEMBER 31,
(in millions of euros)                                            2003
2004..............................................                 91
2005..............................................                 63
2006..............................................                 47
2007..............................................                 39
2008..............................................                 37
2009 and thereafter...............................                164
                                                                  ---
TOTAL                                                             441
                                                                  ---


Rental expense recognized by the Group for each of the years ended December 31, 2003, 2002 and 2001 totaled 93 million euros, 87 million euros and 79 million euros respectively.

IRREVOCABLE PURCHASE OBLIGATIONS

These mainly comprise irrevocable commitments to suppliers of fixed assets, net of payments on account, and firm commitments to buy goods and services.

OTHER LONG-TERM OBLIGATIONS

As of December 31, 2003, these included royalties payable on the marketing of Arixtra(R) under the alliance agreements with Organon in countries other than the United States, Canada, Japan and Mexico. In return for taking over the rights, Sanofi-Synthelabo agreed to make phased payments to Organon up to a maximum of 100 million dollars contingent on approval of additional indications. Sanofi-Synthelabo also agreed to pay minimum royalties of 74 million dollars. On January 7, 2004, a new agreement was signed with Organon under which Sanofi-Synthelabo will acquire all Organon's rights to Arixtra(R) (see note E).

In addition, Sanofi-Synthelabo is required to pay minimum royalties of 7 million euros under three pharmaceutical license agreements.

As of December 31, 2003, Sanofi-Synthelabo owned 1,700,145 IDM shares, representing 12.54% of the capital. This percentage may change in the future due to (i) a commitment by Sanofi-Synthelabo, valid until July 31, 2004, to make an additional investment of 10 million euros in a further share issue, and (ii) the conversion of existing financial instruments giving access to the capital of IDM.

GUARANTEES GIVEN

These comprise 53 million euros of surety bonds and 11 million euros of real collateral.

GUARANTEES RECEIVED

These mainly comprise surety bonds.

SCOPE OF CONSOLIDATION

The Group does not use off balance sheet vehicles. All the Group's operations are reflected in the accounts of the companies included in the consolidation for each of the periods presented.

There are no commitments other than those disclosed above (notes D.17 and D.18) which are or may become material, except for those arising under collaboration agreements.

D.19. OTHER COMMITMENTS, LITIGATION AND CLAIMS

COMMITMENT TO PURCHASE SHARES IN SUBSIDIARIES

In August 2003, Sanofi-Synthelabo signed an agreement with its partner Hangzhou Minsheng Pharmaceuticals Group giving it the option to acquire additional shares, taking its interest to 100%, in their joint subsidiary in China.

RESEARCH AND DEVELOPMENT COLLABORATIONS

The Group may be required to make payments to research and development partners under collaboration agreements. These agreements typically cover multiple products and give the Group the option to participate in development on a product-by-product basis. When the Group exercises an option with respect to a product, it pays its collaboration partner a fee and receives intellectual property rights to that product in exchange. The Group is also generally required to fund some or all of the development costs for products that it selects and to make payments to its partners when those products reach development milestones.

The Group's principal collaboration agreements are:

- A collaboration agreement with Cephalon for the development of angiogenesis inhibitors, in respect of which the payment for the first product could reach 32 million US dollars.

- Under a strategic collaboration agreement signed in 2001, IDM granted Sanofi-Synthelabo 20 development options on current and future research and development programs. For each option that leads to a commercially marketed product, IDM could receive a total of between 17 and 32 million euros, depending on the potential of the market, plus reimbursement of the development costs. Contractually, Sanofi-Synthelabo may suspend the development program for each option exercised at any time and without penalty. As of December 31, 2003, Sanofi-Synthelabo had exercised only one option, relating to a program for the treatment of melanoma.

- There are two further contracts relating to research work which could give rise to deferred payments of between 1 and 4 million euros per molecule.

Because of the uncertain nature of the development work, it is impossible to predict if the Group will exercise an option for a product or if the expected milestones will be achieved, or to predict the number of molecules that will reach the relevant milestones. For this reason, it is impossible to estimate the maximum aggregate amount that Sanofi-Synthelabo will actually pay in the future under outstanding collaboration agreements. Given the nature of its business, it is highly unlikely that Sanofi-Synthelabo will exercise all options for all products or that all milestones will be achieved.

LITIGATION AND CLAIMS

Following the merger of Sanofi and Synthelabo, the Group was in dispute with its co-shareholders in the Yves Rocher Group, who rejected the registration in the name of the merged entity Sanofi-Synthelabo of the Group's shares in Financiere des Laboratoires de Cosmetologie Yves Rocher and Laboratoires de Biologie Vegetale Yves Rocher. They had previously been held by Sanofi.

Following the expert's conclusions in November 2001, and in accordance with the judgment, Laboratoires de Biologie Vegetale Yves Rocher arranged for the acquisition of the Group's interest in its capital. Pursuant to a judgment from the Rennes Appeal Court dated January 10, 2001, Sanofi-Synthelabo remains a shareholder of Financiere des Laboratoires de Cosmetologie Yves Rocher, with an interest of 39.1%.

During the first six months of 2001, both Sanofi-Synthelabo and Financiere des Laboratoires de Cosmetologie Yves Rocher appealed separately to the highest procedural court in France ("Cour de Cassation") on the appeal judgments. Their appeals were rejected on May 6, 2003.

ENVIRONMENTAL RISKS

The Group is involved in various stages of investigation and cleanup relating to environmental matters at certain locations. Whenever identified, the Group's practice is to determine the nature and scope of contingencies related to environmental remediation activity and obtain and accrue estimates of the cost of remediation. For each period presented, the estimates of cleanup costs have been accrued. As the Group continues its efforts to ensure compliance with environmental laws and regulations, additional contingencies may be identified. The Group does not believe that additional costs that could arise from environmental remediation activities will have a significant adverse effect on its financial position or results.

D.20. PERSONNEL COSTS

Personnel costs, which include compensation and other benefits paid to employees leaving the Group during the period, totaled 1,992 million euros in the year ended December 31, 2003, against 1,937 million euros in the year ended December 31, 2002 and 1,708 million euros in the year ended December 31, 2001.

Employee numbers as of December 31, 2003, 2002 and 2001 were 33,086, 32,436 and 30,514, respectively.

Employee numbers by function as of December 31, 2003, 2002 and 2001 were as follows:

                                        DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                            2003          2002          2001
                                            ----          ----          ----
        Research and development .....      6,877         6,718         6,273
        Sales force ..................     11,601        11,015        10,336
        Production ...................      7,901         8,043         7,651
        Other ........................      6,707         6,660         6,254
                                           ------        ------        ------
        TOTAL                              33,086        32,436        30,514
                                           ======        ======        ======

Remuneration paid to the 13 key executive managers of the Group during the year ended December 31, 2003 totaled 8.8 million euros, against 7.5 million euros in the year ended December 31, 2002 (12 executives) and 6.2 million euros in the year ended December 31, 2001 (12 executives).

D.21. OTHER OPERATING INCOME/(EXPENSE), NET

In 2003, other operating income and expense, related mainly to operations with Bristol-Myers Squibb (see note C.1), represented a net gain of 248 million euros against 190 million euros in 2002, an increase of 30.5% relative to the previous year.

In 2003, Sanofi-Synthelabo's share of profits generated by Plavix(R) and Avapro(R) in North America, the territory managed by Bristol-Myers Squibb, amounted to 436 million euros, against 348 million euros in 2002. Conversely, profits passed on to Bristol-Myers Squibb in respect of the territory managed by Sanofi-Synthelabo totaled 172 million euros in 2003, compared with 142 million euros in 2002.

D.22. FINANCIAL INCOME/(EXPENSE), NET

This line includes a net foreign exchange gain of 103 million euros in 2003, compared with 48 million euros in 2002 and 5 million euros in 2001.

D.23. EXCEPTIONAL ITEMS

Exceptional items for the years ended December 31, 2003, 2002 and 2001 comprise:

                                     YEAR ENDED    YEAR ENDED    YEAR ENDED
                                     DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
     (in millions of euros)              2003          2002          2001
     ----------------------              ----          ----          ----
     Net gains on disposals .......       24            10           281
     Other exceptional items ......       --            --            --
                                          --            --           ---
     TOTAL                                24            10           281
                                          ==            ==           ===

There were no material disposals in 2003 or 2002.

In 2001, net gains on disposals related principally to the four major divestitures during the period: Sylachim, Porges, Ela Medical and the direct holding in Laboratoires de Biologie Vegetale Yves Rocher (see note D.1). The gain on these four major divestitures included an allocation of part of the goodwill arising on the merger between Sanofi and Synthelabo, which was initially offset against consolidated shareholders' equity.


D.24. INCOME TAXES

The Group has opted for tax consolidations in a number of countries, principally France, Germany and the United States.

Pre-tax net income and the corresponding tax charge for the years ended December 31, 2003, 2002 and 2001 break down as follows:

                                     YEAR ENDED    YEAR ENDED    YEAR ENDED
                                    DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
     (in millions of euros)             2003          2002          2001
     ----------------------             ----          ----          ----
     PRE-TAX NET INCOME
     France ......................      1,473        1,357         1,317
     Rest of the world ...........      1,644        1,215         1,097
                                        -----        -----         -----
     TOTAL                              3,117        2,572         2,414
                                        =====        =====         =====
     INCOME TAX:
     France ......................       (426)        (335)         (473)
     Rest of the world ...........       (632)        (411)         (369)
                                        -----        -----         -----
     TOTAL                             (1,058)        (746)         (842)
                                        =====        =====         =====

The income tax charge for the years ended December 31, 2003, 2002 and 2001 comprises:

                                     YEAR ENDED    YEAR ENDED    YEAR ENDED
                                    DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
     (in millions of euros)             2003         2002          2001
     ----------------------             ----         ----          ----
     Current taxation ............    (1,076)        (794)         (906)
     Deferred taxation ...........        18           48            64
                                      ------         ----          ----
     TOTAL                            (1,058)        (746)         (842)
                                      ======         ====          ====

                                                            YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                           DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
     (in millions of euros)                                    2003         2002          2001
     ----------------------                                    ----         ----          ----
     Tax on income before exceptional items .............     (1,049)        (745)         (778)
     Tax on exceptional items ...........................         (9)          (1)          (64)
                                                              ------         ----          ----
     TOTAL                                                    (1,058)        (746)         (842)
                                                              ======         ====          ====

The difference between the effective tax rate and the standard corporate income tax rate applicable in France for each of the years ended December 31 2003, 2002 and 2001 is explained as follows:

                                                            YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                           DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
(as %)                                                         2003          2002          2001
------                                                         ----          ----          ----
Tax rate applicable in France ...........................       35            35            36
Impact of income tax at reduced rate in France ..........       (3)           (4)           (3)
Lorex Pharmaceuticals ...................................       --            (1)           --
Other ...................................................        2            (1)            3
                                                               ---           ---           ---
Effective tax rate on income before exceptional items ...       34            29            36
                                                               ---           ---           ---
Impact of exceptional items .............................       --            --            (1)
                                                               ---           ---           ---
Effective tax rate ......................................       34            29            35
                                                               ---           ---           ---

As indicated in note C.2, Lorex Pharmaceuticals has been fully consolidated by the Group since January 1, 2002. Net income before exceptional items and goodwill amortization therefore includes all the profits and losses of Lorex Pharmaceuticals, including the share of net income reverting to Pharmacia-Searle for the period from January 1, 2002 through April 15, 2002. Because Lorex Pharmaceuticals is a tax-transparent entity, the "Income taxes" line includes only the charge attributable to the Group. This had the effect of reducing the effective tax rate by 1.2 points during the year ended December 31, 2002.

The "Other" line includes the difference between the French tax rate and the tax rate applicable in other countries and the impact of the revaluation of certain of the Group's tax exposures.

Income tax payments made by the Group totaled 908 million euros in 2003, 1,120 million euros in 2002 and 449 million euros in 2001.

D.25. MINORITY INTERESTS

In 2002, minority interests mainly comprised the share in the net income of Lorex Pharmaceuticals reverting to Pharmacia-Searle for the period from January 1, 2002 through April 15, 2002 (see note C.2).

D.26. RELATED PARTY TRANSACTIONS

Financial relations with the Total and L'Oreal groups were not material as of December 31, 2003, 2002 and 2001.

D.27. SPLIT OF NET SALES

The Group is not dependent on any single customer or group of customers for its sales. Products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, wholesalers and other distributors.

Sales of selected products for each of the years ended December 31, 2003, 2002 and 2001 were as follows:

                                         DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
         (in millions of euros)              2003          2002          2001
         ----------------------              ----          ----          ----
         Stilnox(R)/Ambien(R)/Myslee(R)     1,345         1,424           786
         Plavix(R) ....................     1,325           987           705
         Eloxatin(R) ..................       824           389           196
         Aprovel(R)/Avapro(R) .........       683           562           423
         Fraxiparine(R) ...............       319           324           297
         Depakine(R) ..................       277           267           243
         Xatral(R) ....................       222           182           148
         Solian(R) ....................       148           135           116
         Cordarone(R) .................       146           162           162
         Tildiem(R) ...................       131           141           152



D.28. SEGMENT INFORMATION

The Group operates in one significant business segment: the research and development, production and sale of pharmaceutical products. The Group has aggregated all its ethical product lines because they have close similarities in terms of regulatory environment, production process, distribution methods and customer profile. The Group's generics and OTC activities are not material, and have been aggregated with its ethical activities.

The Group mainly operates in three geographical segments: "Europe", "the United States" and "Other countries".

The table below gives net sales, operating profit, total assets and long-lived assets by geographical segment. Net sales and operating profit are allocated based on the location of the end customer. Total assets and long-lived assets are allocated based on the location of the subsidiary.

YEAR ENDED DECEMBER 31, 2003

(in millions of euros)       Total  Europe   United States  Other countries  Unallocated costs (1)
----------------------       -----  ------   -------------  ---------------  ---------------------
Net sales                    8,048   4,693       1,912           1,443                  --
Operating profit             3,075   1,874       2,025             561              (1,385)
                             -----   -----       -----           -----              ------
Total assets                 9,749   7,381       1,728             640                  --
Including long-lived assets  2,712   1,756         823             133
                             -----   -----       -----           -----              ------


Net sales generated in France and long-lived assets situated in France, where the Group is headquartered, totaled 1,646 million euros and 1,225 million euros, respectively, as of December 31, 2003.

YEAR ENDED DECEMBER 31, 2002

(in millions of euros)       Total  Europe   United States  Other countries  Unallocated costs (1)
----------------------       -----  ------   -------------  ---------------  ---------------------
Net sales                    7,448   4,297       1,689           1,462                   --
Operating profit             2,614   1,633       1,781             522               (1,322)
                             -----   -----       -----             ---                -----
Total assets                 9,459   6,968       1,814             677                   --
Including long-lived assets  2,899   1,715       1,052             132                   --
                             -----   -----       -----             ---                -----


Net sales generated in France and long-lived assets situated in France, where the Group is headquartered, totaled 1,584 million euros and 1,182 million euros, respectively, as of December 31, 2002.

YEAR ENDED DECEMBER 31, 2001

(in millions of euros)       Total  Europe   United States  Other countries  Unallocated costs (1)
----------------------       -----  ------   -------------  ---------------  ---------------------
Net sales                    6,488   3,877       1,098           1,513                   --
Operating profit             2,106   1,427       1,311             456               (1,088)
                             -----   -----       -----           -----                -----
Total assets                 9,967   7,924       1,321             722                   --
Including long-lived assets  2,296   1,558         602             136                   --
                             -----   -----       -----           -----                -----


Net sales generated in France and long-lived assets situated in France, where the Group is headquartered, totaled 1,487 million euros and 1,096 million euros, respectively, as of December 31, 2001.


(1) UNALLOCATED COSTS CONSIST MAINLY OF FUNDAMENTAL RESEARCH AND WORLDWIDE DEVELOPMENT OF PHARMACEUTICAL MOLECULES, AND PART OF THE COST OF SUPPORT FUNCTIONS.

E.    POST BALANCE SHEET EVENTS

On January 7, 2004, Sanofi-Synthelabo reached agreement with Organon to acquire all Organon's rights relating to Arixtra(R), idraparinux and other oligosaccharides (see note C.3). The price of this transaction is based largely on future sales.

As well as taking over all ongoing development programs, Sanofi-Synthelabo will bear all research and development costs. In return, the phased payments described in note D.18 are canceled.

                                   ***********

On January 26, 2004, Sanofi-Synthelabo announced a share and cash offer for the shares of Aventis. The management believes that this offer, driven by a compelling strategic rationale, is expected to deliver strong, sustainable and profitable growth.

If the bid succeeds, it will create the European no.1 and world no.3 in the pharmaceuticals industry.

The new group will benefit from a large portfolio of high-growth drugs and enjoy firmly established positions in key fast-growth therapeutic fields such as cardiovascular, thrombosis, cancer, diabetes, central nervous system, urology, internal medicine and human vaccines.

Annual synergies are expected by management to be 1.6 billion euros before tax, with 10% achievable in 2004, 60% in 2005 and 100% from 2006. Integration and restructuring costs are forecast by management at around 2 billion euros.

The offer was approved unanimously by the Board of Directors of Sanofi-Synthelabo on January 25, 2004 and is fully supported by Total and L'Oreal, Sanofi-Synthelabo's principal shareholders.

The principal terms of the offer are as follows:

- A standard entitlement of 5 Sanofi-Synthelabo shares(1) and 69 euros in cash for 6 Aventis shares(1);

- An all stock election: 35 Sanofi-Synthelabo shares(1) for 34 Aventis shares(1);

-     An all cash election: 60.43 euros in cash for each Aventis share(1);

- Aventis shareholders can opt for any or a combination of the above, provided that, in aggregate, 81% of the Aventis shares tendered will be exchanged for Sanofi-Synthelabo shares and 19% of the Aventis shares tendered will be exchanged for cash.

The offer is conditional upon obtaining over 50% of the issued share capital and voting rights of Aventis on a fully diluted basis, as well as expiration or termination of the applicable waiting period under the US Hart-Scott Rodino Act and no order being entered prohibiting the transaction.

A General Meeting of Sanofi-Synthelabo shareholders will be convened to approve the issuance of the new shares to be exchanged for the Aventis shares tendered.

Sanofi-Synthelabo estimates that the offer should be completed during the second quarter of 2004.

In connection with this offer, Sanofi-Synthelabo announced that it had begun the process of divesting its interests in Arixtra(R) and Fraxiparine(R).

                                   ***********

(1) DIVIDEND ATTACHED

On January 30, 2004, the Sanofi-Synthelabo Group reached agreement with Taisho Pharmaceutical Co. Ltd. to acquire the latter's 49% interest in the Sanofi-Synthelabo-Taisho Pharmaceutical Co. Ltd. joint venture. This joint venture markets the anti-arrhythmic Ancaron(R) (amiodarone hydrochloride) in Japan.

F. LIST OF COMPANIES INCLUDED IN THE CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2003

F.1.  FULLY CONSOLIDATED

                                                                                  Financial
                                                                                  interest
EUROPE                                                                                %
------                                                                            ---------
Lichtenstein GmbH ............................................      Germany          100
Lichtenstein Verwaltungs GmbH ................................      Germany          100
Sanofi-Synthelabo GmbH .......................................      Germany          100
Sanofi-Synthelabo Holding GmbH ...............................      Germany          100
Sanofi-Synthelabo Gesmbh/Bristol-Myers Squibb GesmbH OHG (1)..      Austria           51
Sanofi-Synthelabo GmbH .......................................      Austria          100
Sanofi-Synthelabo SA/NV ......................................      Belgium          100
Sanofi-Synthelabo A/S ........................................      Denmark          100
Sanofi Winthrop BMS partnership (1) ..........................      Denmark           51
Sanofi-Synthelabo SA .........................................      Spain            100
Synthelabo SA ................................................      Spain            100
Sanofi Winthrop BMS partnership (1) ..........................      Finland           51
Sanofi-Synthelabo OY .........................................      Finland          100
Dakota Pharm .................................................      France           100
Francopia ....................................................      France           100
Groupement Fabrication Pharmaceutique ........................      France           100
Institut d'edition Sanofi-Synthelabo (2) .....................      France           100
Laboratoires Irex ............................................      France           100
Sanofi Developpement Pharma ..................................      France           100
Sanofi Chimie ................................................      France           100
Sanofi Participation .........................................      France           100
Sanofi Pharma Bristol-Myers Squibb (1) .......................      France            51
Sanofi-Synthelabo ............................................      France           100
Sanofi-Synthelabo France .....................................      France           100
Sanofi-Synthelabo Groupe .....................................      France           100
Sanofi-Synthelabo OTC ........................................      France           100
Sanofi-Synthelabo Recherche ..................................      France           100
Sanofi Winthrop Industries ...................................      France           100
Secipe .......................................................      France           100
SPI ..........................................................      France           100
Synthelabo Biomedical (2) ....................................      France           100
Sanofi-Synthelabo A.E ........................................      Greece           100
Chinoin ......................................................      Hungary           99
Sanofi-Synthelabo RT .........................................      Hungary          100
Sanofi-Synthelabo Ireland Ltd ................................      Ireland          100
Inverni Della Beffa Spa ......................................      Italy            100
Sanofi-Synthelabo OTC Spa ....................................      Italy            100
Sanofi-Synthelabo Spa ........................................      Italy            100
Sanofi-Synthelabo AS .........................................      Norway           100
Sanofi Winthrop BMS partnership ANS(1) .......................      Norway            51
Sanofi-Synthelabo BV .........................................      Netherlands      100
Sanofi-Synthelabo Polholding BV ..............................      Netherlands      100
Sanofi-Synthelabo Row BV .....................................      Netherlands      100
Sanofi Winthrop BMS VOF(1) ...................................      Netherlands       51
Synthelabo Netherlands BV ....................................      Netherlands      100
Sanofi-Synthelabo Sp Zoo .....................................      Poland           100
Irex Promocao e Comercializacao de produtos farmaceuticos Lda       Portugal         100

(1) JOINT VENTURE WITH BRISTOL-MYERS SQUIBB, CONSOLIDATED USING THE METHOD DESCRIBED IN NOTE C.1.

(2)   COMPANY LIQUIDATED DURING THE YEAR

                                                                          Financial
                                                                          interest
EUROPE                                                                        %
------                                                                    ---------
Sanofi-Synthelabo Produtos Farmaceuticos SA .....       Portugal             100
Sanofi Winthrop BMS AEIE(1) .....................       Portugal              51
Sanofi-Synthelabo sro ...........................       Czech Republic       100
Laboratoires Irex Sro ...........................       Czech Republic       100
Sanofi-Synthelabo Ltd ...........................       United Kingdom       100
Sanofi-Synthelabo UK Ltd ........................       United Kingdom       100
Sterwin Medicines Ltd ...........................       United Kingdom       100
Sanofi-Synthelabo Slovakia s.r.o ................       Slovakia             100
Sanofi Winthrop BMS partnership(1) ..............       Sweden                51
Sanofi-Synthelabo AB ............................       Sweden               100
Sanofi SA-AG (Geneve) ...........................       Switzerland          100
Sanofi-Synthelabo (Switzerland) SA ..............       Switzerland          100
Synthelabo Pharma Switzerland (3) ...............       Switzerland          100
Sanofi-Synthelabo CIS & Easterncountries SA......       Switzerland          100
Dogu Ilac Veteriner Urunleri SA .................       Turkey               100
Sanofi-Synthelabo Ilac AS .......................       Turkey               100
Sanofi-Dogu BMS ADI Ortakligi partnership(1) ....       Turkey                51


                                                                          Financial
                                                                          interest
UNITED STATES                                                                  %
-------------                                                             ---------
Lorex Pharmaceuticals Inc. .....................        USA                  100
Sanofi-Synthelabo Inc ..........................        USA                  100
Lorex Inc ......................................        USA                  100

                                                                          Financial
                                                                          interest
OTHER COUNTRIES                                                               %
---------------                                                           ---------
JV Omnipharma (Pty) Limited .....................       South Africa         100
Sanofi-Synthelabo (Pty) Ltd .....................       South Africa         100
Institut Medical Algerian (IMA) .................       Algeria              100
Sanofi-Synthelabo de Argentina SA ...............       Argentina            100
Sanofi-Synthelabo Australia Pty Ltd .............       Australia            100
Sanofi-Synthelabo do Brasil Ltda ................       Brazil               100
Sanofi-Synthelabo Ltda ..........................       Brazil               100
Sanofi-Synthelabo Canada Inc ....................       Canada               100
Sanofi-Synthelabo de Chile ......................       Chile                100
Hangzhou Sanofi-Synthelabo Minsheng Pharma Co Ltd       China                 75
Lakor Farmaceutica SA ...........................       Colombia             100
Pacifico Pharma .................................       Colombia             100
Sanofi-Synthelabo de Colombie SA ................       Colombia             100
Sanofi-Synthelabo Korea Co Ltd ..................       Korea                100
Sanofi-Synthelabo del Ecuador SA ................       Ecuador              100
Sanofi-Synthelabo HK Ltd ........................       Hong Kong            100
Sanofi BMS Hong-Kong (1) ........................       Hong Kong             51
Sanofi-Synthelabo India Ltd .....................       India                100
PT Sanofi-Synthelabo Combiphar ..................       Indonesia             70
Sanofi-Synthelabo Meiji Pharmaceuticals Co Ltd ..       Japan                 51
Sanofi-Synthelabo Taisho Pharmaceuticals Co Ltd .       Japan                 51
Sanofi-Synthelabo Yamanouchi Pharmaceuticals KK .       Japan                 51
Sanofi-Synthelabo KK ............................       Japan                100
Sanofi-Synthelabo (Malaysia) SDN-BHD ............       Malaysia             100
Sanofi-Synthelabo BMS Malaysia partnership (1) ..       Malaysia              51
Laboratoires Maphar .............................       Morocco               81

(1) JOINT VENTURE WITH BRISTOL-MYERS SQUIBB, CONSOLIDATED USING THE METHOD DESCRIBED IN NOTE C.1.

(3)   COMPANY ABSORBED BY OTHER CONSOLIDATED COMPANIES DURING THE YEAR

                                                                          Financial
                                                                          interest
OTHER COUNTRIES                                                               %
---------------                                                           ---------
Sanofi-Synthelabo Maroc ..........................      Morocco              100
Rudefsa ..........................................      Mexico               100
Sanofi-Synthelabo de Mexico SA ...................      Mexico               100
Sanofi-Synthelabo (NZ) Ltd .......................      New Zealand          100
Sanofi-Synthelabo Panama .........................      Panama               100
Sanofi-Synthelabo del Peru SA ....................      Peru                 100
Synthelabo Delagrange del Peru (3) ...............      Peru                 100
Sanofi-Synthelabo Philippines Inc. ...............      Philippines          100
Sanofi-Synthelabo de la Republica Dominicana .....      Dominican Rep.       100
Sanofi BMS (1) ...................................      Singapore             51
Sanofi-Synthelabo (Singapore) Pte Ltd ............      Singapore            100
Fujisawa Sanofi-Synthelabo Pharmaceuticals Co Ltd.      Taiwan                51
Sanofi-Synthelabo Taiwan Limited .................      Taiwan               100
Sanofi-Synthelabo (Thailand) Ltd .................      Thailand             100
Synthelabo (Thailand) Ltd ........................      Thailand             100
Sanofi-Synthelabo Adwya SA .......................      Tunisia               51
Sanofi-Synthelabo Tunisie ........................      Tunisia               70
Sanofi-Synthelabo Uruguay SA .....................      Uruguay              100
Sanocore de Venezuela S.A (3) ....................      Venezuela            100
Sanofi-Synthelabo de Venezuela SA ................      Venezuela            100
Sanofi-Synthelabo Vietnam ........................      Vietnam               70

F.2.  EQUITY-ACCOUNTED

                                                                           Financial
                                                                           interest
EUROPE                                                                         %
------                                                                     ---------
CKW Pharma-Extrakt ........................................      Germany       50
Belgopia SA NV ............................................      Belgium       49
Alcaliber SA ..............................................      Spain         40
Financiere des Laboratoires de Cosmetologie Yves Rocher (4)      France        39
Sofarimex .................................................      Portugal      40

F.3.  PROPORTIONATELY CONSOLIDATED

                                                                           Financial
                                                                           interest
EUROPE                                                                         %
------                                                                     ---------
Synthelabo Tanabe Chimie ..................            France                 50
Fonda BV ..................................            Netherlands            50

                                                                           Financial
                                                                           interest
UNITED STATES                                                                  %
-------------                                                              ---------
Organon - Sanofi-Synthelabo LLC............            USA                    50

                                                                           Financial
                                                                           interest
OTHER COUNTRIES                                                               %
---------------                                                            ---------
Organon Sanofi-Synthelabo Canada Partnership ...............      Canada      50
Fujisawa Sanofi-Synthelabo .................................      Japan       51
Organon Sanofi-Synthelabo Mexico SA de CV ..................      Mexico      50
Fujisawa Sanofi-Synthelabo Pharmaceuticals company Limited .      Taiwan      51

The main non-consolidated companies are presented in note D.6.

(1) JOINT VENTURE WITH BRISTOL-MYERS SQUIBB, CONSOLIDATED USING THE METHOD DESCRIBED IN NOTE C.1.

(3)   COMPANY ABSORBED BY OTHER CONSOLIDATED COMPANIES DURING THE YEAR

(4) BASED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF FINANCIERE DES LABORATOIRES DE COSMETOLOGIE YVES ROCHER

G.    SIGNIFICANT DIFFERENCES BETWEEN FRENCH AND US GAAP

G.1. RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY AND CONDENSED CONSOLIDATED US GAAP STATEMENTS OF INCOME AND BALANCE SHEETS.

The Group's consolidated financial statements have been prepared in accordance with French GAAP which, as applied by the Group, differs in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP").

The effects of the application of US GAAP on net income for each of the years ended December 31, 2003, 2002 and 2001 are set out in the table below:

                                                                           YEAR ENDED
                                                            ------------------------------------------
                                                            DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
(in millions of euros)                                           2003           2002           2001
                                                               ------         ------         ------
NET INCOME, AS REPORTED UNDER FRENCH GAAP ...............       2,076          1,759          1,585
                                                               ------         ------         ------
US GAAP ADJUSTMENTS:
   (a)  Purchase accounting:
        Synthelabo Group ................................        (249)          (265)          (364)
        Sterling ........................................         (20)           (46)           (52)
        Other ...........................................          --             --            (29)
   (b)  Provisions and other liabilities ................          --             --            (23)
   (c)  Stock-based compensation ........................         (50)            (8)            (8)
   (d)  Revenue recognition - US BMS Alliance ...........          33            117           (136)
   (e)  Other ...........................................         (16)            31            (42)
   (f)  Deferred income tax effect on above adjustments .          94             54            169
   (g)  Deferred income tax on equity investees .........          (3)            (2)            (2)
                                                               ------         ------         ------

TOTAL US GAAP ADJUSTMENTS ...............................        (211)          (119)          (487)
                                                               ------         ------         ------
NET INCOME, AS DETERMINED UNDER US GAAP .................       1,865          1,640          1,098
                                                               ------         ------         ------

The effects of the application of US GAAP on shareholders' equity as of December 31, 2003, 2002 and 2001 are set out in the table below:


                                                                                DECEMBER 31,     DECEMBER 31,    DECEMBER 31,
(in millions of euros)                                                                2003            2002            2001
                                                                                ------------     ------------    ------------
SHAREHOLDERS' EQUITY, AS REPORTED UNDER FRENCH GAAP .......................          6,323           6,035           5,768
                                                                                   -------         -------         -------

US GAAP ADJUSTMENTS:
   (a)  Purchase accounting:
        Synthelabo Group...................................................          8,170           8,465           8,761
        Sterling ..........................................................              6               1              18
        Other .............................................................             91             110             148
   (b)  Provisions and other liabilities ..................................             --              --              35
   (c)  Stock-based compensation ..........................................             --              --              --
   (d)  Revenue recognition - US BMS Alliance .............................             --             (35)           (160)
   (e)  Other .............................................................           (635)           (695)           (456)
   (f)  Deferred income tax effect on above adjustments....................         (1,198)         (1,264)         (1,349)
   (g)  Deferred income taxes on equity investees..........................            (21)            (18)            (16)
                                                                                   -------         -------         -------

TOTAL US GAAP ADJUSTMENTS .................................................          6,413           6,564           6,981
                                                                                   -------         -------         -------
SHAREHOLDERS' EQUITY, AS DETERMINED UNDER
US GAAP ...................................................................         12,736          12,599          12,749
                                                                                   -------         -------         -------


The following are the Group's condensed consolidated statements of income prepared in accordance with US GAAP for each of the years ended December 31, 2003, 2002 and 2001:


                                                 DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
(in millions of euros)                                2003           2002           2001
                                                 ------------   ------------   ------------
Revenues from sale of products .............         8,048          7,448          6,069
Revenues from licensing agreements .........           611            565            496
                                                    ------         ------         ------

REVENUES ...................................         8,659          8,013          6,565

Cost of goods sold .........................        (1,941)        (1,850)        (1,722)
Research and development ...................        (1,343)        (1,225)        (1,037)
Selling and general ........................        (2,579)        (2,472)        (2,272)
Intangibles - amortization and impairment ..          (453)          (502)          (592)
Other income and expense, income from equity
investees and minority interests ...........           454            337            773
                                                    ------         ------         ------
                                                     2,797          2,301          1,715

Income taxes ...............................          (932)          (661)          (617)
                                                    ------         ------         ------
NET INCOME .................................         1,865          1,640          1,098
                                                    ======         ======         ======

EARNINGS PER SHARE (IN EUROS)
     Basic earnings per share ..............          2.71           2.30           1.52
     Diluted earnings per share ............          2.70           2.28           1.51
                                                    ------         ------         ------

The following are the Group's condensed consolidated balance sheets prepared in accordance with US GAAP as of December 31, 2003, 2002 and 2001:


(in millions of euros)                         DECEMBER 31,  DECEMBER 31,   DECEMBER 31,
                                                   2003          2002          2001
                                               ------------  ------------   ------------
ASSETS

Cash and cash equivalents ................           152           144           123
Short-term investments and deposits ......         2,614         2,321         3,710
Accounts receivable ......................         1,576         1,341         1,587
Inventories ..............................           799           823           805
Deferred income taxes ....................           362           364           332
Other current assets .....................           923           868           550
                                                  ------        ------        ------
Total - current assets ...................         6,426         5,861         7,107
                                                  ------        ------        ------

Property, plant and equipment ............         1,427         1,363         1,178
Goodwill .................................         4,788         4,784         4,587
Other intangible assets ..................         4,533         5,140         5,178
Other non-current assets .................           250           214           182
                                                  ------        ------        ------
TOTAL ASSETS .............................        17,424        17,362        18,232
                                                  ------        ------        ------

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable .........................           657           596           717
Current portion of long-term debt ........           315           351           285
Other current liabilities ................         1,614         1,591         2,089
                                                  ------        ------        ------
Total - current liabilities ..............         2,586         2,538         3,091
                                                  ------        ------        ------

Long-term debt ...........................            53            65           119
Deferred income taxes ....................         1,118         1,184         1,280
Other non-current liabilities ............           913           959           972
                                                  ------        ------        ------
Total - liabilities ......................         2,084         4,746         5,462
                                                  ------        ------        ------

Minority interests .......................            18            17            21

Shareholders' equity .....................        12,736        12,599        12,749
                                                  ------        ------        ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        17,424        17,362        18,232
                                                  ------        ------        ------

The following are the Group's consolidated statements of comprehensive income prepared in accordance with US GAAP for each of the years ended December 31, 2003, 2002 and 2001:

(in millions of euros)                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                2003           2002           2001
                                                            ------------   ------------   ------------
NET INCOME, AS DETERMINED UNDER US GAAP ..............         1,865          1,640          1,098
                                                              ------         ------         ------
OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustments .............          (233)          (112)             3
Net unrealized gain (loss) on cash flow hedges, net of
related tax of 17, 8 and 11, respectively ............            31             14             21
                                                              ------         ------         ------
Net unrealized gain (loss) on available-for-sale
securities, net of related tax of (2), 2 and 15,
respectively .........................................             5             (5)           (21)
Reclassification adjustment for realized gains
(losses) included in income, net of related tax of
zero, zero and zero, respectively ....................            --             --             --
                                                              ------         ------         ------
TOTAL CHANGE IN UNREALIZED GAINS ON AVAILABLE-FOR-SALE
SECURITIES ...........................................             5             (5)           (21)
                                                              ------         ------         ------
Additional minimum pension liability, net of related
tax of 4, 33 and 21, respectively ....................            (7)           (67)           (39)
                                                              ------         ------         ------
COMPREHENSIVE INCOME, AS DETERMINED UNDER US GAAP ....         1,661          1,470          1,062
                                                              ------         ------         ------

(A) PURCHASE ACCOUNTING

Under French and US GAAP, business combinations are generally accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill, which is amortized over its estimated useful life under French GAAP only. Information with respect to the specific differences between French GAAP and US GAAP for the Group's significant acquisitions is provided below.

A-1   MERGER OF SANOFI GROUP AND SYNTHELABO GROUP

Sanofi-Synthelabo was formed following the merger of the Sanofi Group and the Synthelabo Group in 1999. Under French GAAP, the transaction between the Sanofi Group and the Synthelabo Group was accounted for as a merger, effective July 1, 1999, which resulted in the harmonization of accounting policies and the revaluation of assets and liabilities of both the Sanofi Group and the Synthelabo Group to adjust them to their value to the Group.

Under US GAAP, the merger is required to be accounted for as a purchase in accordance with APB Opinion No. 16, "Business Combinations." The Sanofi Group is deemed to be the accounting acquirer with the assets and liabilities of the Synthelabo Group being recorded at their estimated fair values. The effective date of the acquisition for accounting purposes was July 1, 1999; accordingly, the results of operations and cash flows of Synthelabo are included from July 1, 1999.

The aggregate adjustment related to the merger included in the reconciliations of net income and shareholders' equity includes adjustments related to both (i) the application of US GAAP purchase accounting to the assets and liabilities of the Synthelabo Group as well as (ii) the effects of US GAAP adjustments related to the reversal of revaluations recorded in connection with the merger related to the assets and liabilities of the Sanofi Group.

The components of the aggregate shareholders' equity and net income adjustments included in the reconciliations as of and for each of the years ended December 31, 2003, 2002 and 2001 are summarized below:

                                             2003                         2002                           2001
                                    ---------------------         ---------------------         ---------------------
                                       NET                           NET                           NET
(in millions of euros)              INCOME         EQUITY         INCOME         EQUITY         INCOME         EQUITY
                                    ------         ------         ------         ------         ------         ------
Investment in Lorex ........           (67)           566            (67)           638            (67)           705
Identified intangible assets          (237)         2,928           (259)         3,160           (215)         3,438
Goodwill ...................             8          4,690              8          4,684           (189)         4,628
Stock-based compensation ...            --             --             (1)            --             (2)            --
Provisions and other .......            47            (14)            54            (17)           109            (10)
                                    ------         ------         ------         ------         ------         ------
TOTAL ADJUSTMENT ...........          (249)         8,170           (265)         8,465           (364)         8,761
                                    ------         ------         ------         ------         ------         ------


The identified intangible assets are being amortized over their estimated useful lives (ranging from 10 to 40 years). Goodwill was being amortized over its estimated useful life of 30 years until December 31, 2001.

Following the issuance in June 2001 by the Financial Accounting Standards Board ("FASB") of Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations", the Group has reclassified as goodwill an assembled workforce, previously treated as an intangible asset. This reclassification took effect from January 1, 2002.

With effect from January 1, 2002, the date on which the Group adopted SFAS 142, "Goodwill and Other Intangible Assets" and SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets":

-     goodwill is no longer amortized;

- existing goodwill and intangible assets acquired in prior business combinations have been subject to impairment tests using the specific methods required by these standards.

These tests, performed as of October 1, 2003, identified no impairment of goodwill.

Impairment tests performed on identified intangible assets during the year ended December 31, 2003 resulted in the recognition of an impairment loss of 67 million euros.

Impairment tests performed on identified intangible assets during the year ended December 31, 2002 resulted in an impairment loss of 80 million euros.

The adjustments to identified intangible assets and goodwill for the year ended December 31, 2001 include losses of 24 million euros and of 11 million euros, respectively, related to the gain (loss) on disposals of certain businesses during the year.


Provisions and other - provisions recorded in connection with a business combination

Under US GAAP, the criteria related to recognition of restructuring provisions recorded in connection with a business combination are provided by EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination". EITF 95-3 requires that (i) management having the appropriate level of authority has begun to assess and formulate a restructuring plan, (ii) management having the appropriate level of authority completes the assessment and approves and commits the company to the plan as soon as possible after consummation of the acquisition and (iii) the plan is sufficiently detailed and the time period required to implement the plan is sufficiently short. In addition, costs associated with an exit plan are recognized as provisions only if the related costs are not associated with or do not benefit continuing activities of the company. Where these criteria are met, restructuring provisions are recorded directly in the purchase price allocation, thereby not recognizing an expense in the statement of income.

Under French GAAP, until December 31, 2001, restructuring charges were recognized when management expected that the related costs would be incurred. The Group recorded restructuring liabilities, which were incurred principally in connection with the merger of the Sanofi Group and the Synthelabo Group (note D.14.2), during the period when a decision for the restructuring had been approved by management of the Group.

With the adoption and application, effective January 1, 2002, of Comite de la Reglementation Comptable standard CRC 2000-06, there are no longer any differences between French GAAP and US GAAP regarding the criteria for the recognition of provisions and other liabilities, with effect from the year ended December 31, 2002.

For the year ended December 31, 2001, certain of the restructuring provisions which were recorded in the fair value adjustments recognized under French GAAP in connection with the merger of the Sanofi Group and the Synthelabo Group did not qualify for recognition under US GAAP in accordance with EITF 95-3. Restructuring charges which did not qualify for recognition in purchase accounting under US GAAP were charged to expense under US GAAP when the criteria in EITF 94-3 were satisfied. For additional information on the requirements of EITF 94-3, see note G.1.(b).


Provisions and other - adjustments to shareholders' equity related to the merger

Under French GAAP, the Group recorded adjustments to beginning shareholders' equity in the year ended December 31, 2001 as a result of the finalization of estimates in conjunction with the merger of Sanofi and Synthelabo, including provisions for restructuring, provisions for income taxes and other provisions. Depending on their nature, these French GAAP adjustments to shareholders' equity were eliminated under US GAAP and were recorded either (i) as an adjustment to goodwill recorded in connection with the merger or (ii) as an adjustment to net income of the year ended December 31, 2001.


A-2   STERLING

In September 1994, Sanofi acquired the worldwide assets of the human healthcare division of Eastman Kodak ("Sterling"). Under French GAAP, no goodwill or intangibles associated with the acquisition of Sterling are reflected in the Sanofi-Synthelabo consolidated financial statements.

Under US GAAP, certain intangible assets, including acquired in-process research and development, intellectual property rights and an assembled workforce, were valued and recorded, and were being amortized over their estimated useful lives ranging from 8 to 20 years. Effective January 1, 2002, following adoption of SFAS 141 and SFAS 142, the assembled workforce has been reclassified as goodwill and is no longer amortized. The aggregate cost of Sterling to the Sanofi Group was approximately 940 million euros, excluding assumed liabilities.


A-3   OTHER

Under French GAAP, no goodwill or intangible assets associated with certain other acquisitions made by the Sanofi Group before June 30, 1999 are reflected in the Sanofi-Synthelabo consolidated financial statements. Under US GAAP, certain intangible assets, including assembled workforce, were initially valued and recorded, and were amortized over their estimated useful lives. Effective January 1, 2002, following adoption of SFAS 141 and SFAS 142, assembled workforces have been reclassified as goodwill and are no longer amortized.

(B)    PROVISIONS AND OTHER LIABILITIES

The components of the aggregate shareholders' equity and net income adjustments for provisions and other liabilities included in the reconciliations as of and for each of the years ended December 31, 2003, 2002 and 2001 are summarized below:

                                                           2003                       2002                    2001
                                                   --------------------        ------------------      ------------------
                                                      NET                         NET                     NET
(in millions of euros)                             INCOME        EQUITY        INCOME      EQUITY      INCOME      EQUITY
                                                   ------        ------        ------      ------      ------      ------
Restructuring provisions.........................      --            --            --          --         (21)         20
Other provisions for risks and charges ..........      --            --            --          --          (2)         15
                                                   ------        ------        ------      ------      ------      ------
TOTAL ADJUSTMENT, BEFORE TAX ....................      --            --            --          --         (23)         35
                                                   ------        ------        ------      ------      ------      ------

Until December 31, 2001:

Under French GAAP, certain provisions and reserves, excluding reserves for restructuring charges, could be provided for as of the balance sheet date when management had determined that it was more likely than not that the related costs would be incurred.

In addition, restructuring charges were recorded when management expected that the related costs would be incurred. The Group recorded restructuring liabilities, which were incurred principally in connection with the merger of the Sanofi Group and the Synthelabo Group (note D.14), during the period when a decision for the restructuring had been approved by management of the Group.

Under US GAAP, loss contingencies may only be accrued if it is considered probable that a liability has been incurred as of the balance sheet date and the amount of loss can be reasonably estimated. In addition, for certain reserves such as restructuring charges, additional criteria must be met in order to allow recognition of contingent losses as described further below.

Criteria related to recognition of restructuring provisions recorded in situations other than those involving a business combination are provided by EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity" ("EITF 94-3"). EITF 94-3 requires that certain specific conditions be satisfied prior to accruing for termination-related costs. Specifically, EITF 94-3 requires that (i) management having the appropriate level of authority has approved the restructuring plan, (ii) affected employees be notified prior to the balance sheet date and (iii) the plan is sufficiently detailed and the time period required to implement the plan is sufficiently short. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the company.

Effective January 1, 2002:

Under French GAAP, adoption of CRC 2000-06 has led the Group to review all liabilities existing as of January 1, 2002 for compliance with the new rules. There is now no longer any difference between French GAAP and US GAAP as regards the criteria for the recognition of provisions.

(C) STOCK-BASED COMPENSATION

Under French GAAP, no compensation expense related to stock-based compensation plans is recognized in the financial statements. The shares issued upon exercise of the options are reflected as an increase in share capital upon exercise of the option.

Under US GAAP, prior to 2003, the company accounted for stock-based employee compensation plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Under APB 25, when the exercise price of the stock options is less than the market price of the underlying shares on date of grant, compensation expense is recognized over the related vesting period, if any. Stock-based employee compensation cost determined in accordance with the provisions of APB 25 is reflected in 2002 and 2001 net income.

Effective January 1, 2003, the Group voluntarily adopted the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Under the modified prospective method of adoption selected by the Group under the provisions of FASB Statement No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure", compensation cost recognized in 2003 is the same as that which would have been recognized had the recognition provisions of Statement 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, results for prior years have not been restated. In accordance with FAS 123, compensation expense for options is measured by the fair value of the option at the date of grant and recognized over the vesting period. This fair value is estimated using the Black-Scholes option-pricing model.


(D) REVENUE RECOGNITION - BMS ALLIANCE

Not all US GAAP revenue recognition criteria were met for sales made by alliance entities under the operational management of BMS to certain wholesalers made between 1999 and 2002. The related revenues have therefore been restated under US GAAP.

Certain revenues were recognized on the date of shipment, whereas under US GAAP they should have been recognized on a consignment basis. In the case of these sales, the risks and rewards of ownership are not treated as having been transferred under US GAAP, in that the wholesalers were holding inventory in excess of the requirements of their normal business cycle. Consequently, the seller had a future commitment to reduce the selling price to cover the costs incurred by the wholesalers in carrying the excess inventories.

Revenue recognition on a consignment basis involves accounting for the sale as deferred revenue on shipment, and accounting for the inventory physically held by the wholesaler as consignment inventory priced at cost. The revenue is recognized when the inventory is no longer subject to specific rebate conditions in favor of the wholesaler, or on final sale by the wholesaler at the latest.

These adjustments relate to entities treated as equity investees in the Group's US GAAP financial statements, and have an impact on these financial statements, primarily on the following three lines:

-     Revenues from licensing agreements

- Other income and expense, income from equity investees and minority interests

-     Income tax

In 2003, no more sales have been made on a consignment basis and as at December 31, 2003 all specific rebate conditions in favor of the wholesaler have been accrued.

(E) OTHER

The aggregate adjustment included as "Other" in the reconciliations of consolidated net income and shareholders' equity as of and for the years ended December 31, 2003, 2002 and 2001 consists of:

                                                             NET INCOME                       SHAREHOLDERS' EQUITY
                                                   ------------------------------         ------------------------------
(in millions of euros)                             2003         2002         2001         2003         2002         2001
                                                   ----         ----         ----         ----         ----         ----
US GAAP ADJUSTMENTS:
      Derivative financial instruments ....           1            8          (36)         112           63           34
      Revenue recognition .................          --           --           14           --           --           --
      Marketable and investment securities           (4)          (1)          --            6            2           10
      Pensions and post-retirement benefits         (11)         (11)         (11)        (140)        (137)         (38)
      Treasury shares .....................          (2)          35           (9)        (613)        (623)        (462)
                                                   ----         ----         ----         ----         ----         ----
TOTAL ADJUSTMENT, BEFORE TAX ..............         (16)          31          (42)        (635)        (695)        (456)
                                                   ----         ----         ----         ----         ----         ----


Derivative financial instruments

Under French GAAP, the Group uses derivative instruments to hedge its exposure to risks arising from fluctuations in exchange rates and interest rates and to protect operating margins. Generally, the Group's derivative financial instruments hedge anticipated transactions. Gains and losses arising on hedging transactions are calculated and recognized symmetrically with the recognition of gains and losses on the hedged item. Gains and losses arising from the mark-to-market of instruments not qualifying for hedge accounting under French GAAP are recognized in the statement of income.

Under US GAAP, the Group applies SFAS 133, which establishes accounting and reporting standards for derivative instruments, including derivatives embedded in other contracts, and hedging activities. All derivatives, whether designated in a hedging relationship or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative instrument is recorded in other comprehensive income and recognized in earnings when the hedged item affects earnings. The ineffective portion of changes in the fair value of cash flow hedges is recognized in earnings.

Under US GAAP, the Group applies SFAS 133, and accounts for substantially all of its derivative financial instruments as cash flow hedges.

For the years ended December 31, 2003, 2002 and 2001 the Group recognized a net unrealized gain of respectively six million euros, six million euros and one million euros in net income, which is included in "Other income/(expense), net" in the statement of income related to derivative financial instruments which either did not qualify as cash flow hedges or which are designated as trading instruments.

Unrealized gains and losses included in other comprehensive income are reclassified into earnings when the forecasted transaction occurs. The Group estimates that a net unrealized gain of 102 million euros (before income taxes), which is included in accumulated other comprehensive income as of December 31, 2003, will be reclassified to earnings during the year ending December 31, 2004.

The Group's cash flow hedges of forecasted transactions as of December 31, 2003 relate to exposures to variability in future cash flows which are forecasted to occur in the future. For the year ended December 31, 2003, no gains or losses were reclassified into earnings as a result of the discontinuance of cash flow hedges because it was probable that the original forecasted transaction would not occur.


Revenue recognition - other

Under French GAAP, non-refundable up-front payments received related to research and development and/or marketing arrangements are recognized immediately in the statement of income. Also, amounts not recoverable at the time of execution of an agreement are recorded as revenue and are provided for.

Under US GAAP, Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition in Financial Statements", precludes immediate recognition of up-front payments received related to these types of arrangements except in limited circumstances. In situations where up-front payments, even if non-refundable, are not permitted to be recognized immediately in income, they are generally recognized over the period to which they are considered to relate. Amounts not recoverable at the time of execution of an agreement are deferred and recognized if, and when, recoverability is assured.


Marketable and investment securities

Under French GAAP, marketable securities are valued at the lower of cost or market value. Investment securities are stated at the lower of acquisition cost or value in use. Provisions for impairment that are recorded when value in use is lower than acquisition cost may be reversed if asset values increase. Unrealized gains on marketable and investment securities are not recognized.

Under US GAAP, marketable securities and investment securities are classified into three categories: trading, held-to-maturity and available-for-sale. The Group owns principally available-for-sale securities for which unrealized gains and losses are recorded in other comprehensive income. Unrealized losses that are other-than-temporary are charged to the statement of income. As of December 31, 2003, 2002 and 2001, the Group's available-for-sale securities had an aggregate fair value of 20 million euros, 15 million euros and 42 million euros, respectively.


Pensions and post-retirement benefits

Under French GAAP, the Group's pension schemes and post-retirement benefits are reflected in the balance sheet as liabilities and in the statement of income as expense based on actuarial computations that comply with French GAAP requirements.

Under US GAAP, the Group accounts for its pension and post-retirement benefit plans in accordance with SFAS 87, "Employers' Accounting for Pensions", and SFAS 106, "Employers' Accounting for Postretirement Benefits". Transition obligations for pensions were calculated as of December 31, 1999 as permitted for companies outside the United States and have been amortized from the initial implementation date of SFAS 87 in 1989 over a period equal to the higher of 15 years or the remaining expected service life of employees.

In US GAAP financial statements, an additional minimum pension liability is required when, as a result of unamortized actuarial losses, prior service costs and transition obligation, the accrued liability is lower than the excess of the accumulated benefit obligation over the fair value of the plan assets. This additional minimum pension liability is recorded, according to SFAS 87, with a counterpart in an asset account included in intangible assets for an amount limited to the addition of unrecognized prior service costs and transition obligation. The residual amount is recorded with a counterpart in other comprehensive income.


Treasury shares

Under French GAAP, treasury shares repurchased for purposes of re-allocating them to employees pursuant to a stock-based compensation plan are recorded as an asset in the Group's balance sheet. Their valuation depends on the probability of exercise at the closing date:

- purchase options whose future exercise is deemed probable, because their exercise price is less than their stock market value at the closing date, are valued separately for each plan at the lower of cost or exercise price;

- purchase options whose future exercise is deemed not probable, because their exercise price is higher than their stock market value at the closing date, are valued at the lower of their average acquisition cost or average stock market value during the last month; treasury shares repurchased that were not yet allocated to specific plans or that became expired during the period are valued in accordance with the same method.

Under US GAAP, treasury shares repurchased are recorded, at cost, as a reduction of shareholders' equity. Any difference between the recorded cost and proceeds received on a subsequent issuance of the treasury shares is also reflected directly in shareholders' equity.

As of December 31, 2003, the Group held 13,183,948 of its common shares in treasury for the purposes of stock-based compensation plans.

The Group acquired in the market 20,192,769 of its common shares, equivalent to 2.76% of the share capital. As of that date, the Group held 49,990,262 of its common shares, equivalent to 6.82% of the share capital.


(F) DEFERRED INCOME TAX EFFECT ON ABOVE ADJUSTMENTS

This adjustment reflects the tax effects of the adjustments reflected in the reconciliations of shareholders' equity and net income.

The Group is in a net deferred tax liability position under US GAAP principally due to the deferred tax liabilities recognized related to identified intangible assets recorded under US GAAP in connection with the merger of Sanofi and Synthelabo. The reversal of these deferred tax liabilities will allow the Group to realize the benefit of certain deferred tax assets under US GAAP. Therefore, this adjustment also includes the recognition of certain deferred tax assets under US GAAP.


(G) DEFERRED INCOME TAXES ON EQUITY INVESTEES

Under French GAAP, a deferred tax liability is recorded for a taxable distribution when such distribution is considered probable.

Under US GAAP, a deferred tax liability is recorded for the excess of the amount for financial reporting over the tax basis of investments in a 50%-or-less owned entity.


G.2. DIFFERENCES IN PRESENTATION BETWEEN FRENCH GAAP AND US GAAP

Certain differences exist between the presentation of financial statements under French GAAP and US GAAP. Below is a summary of the significant presentation differences for the Group.

PROPORTIONATE CONSOLIDATION

Under French GAAP, joint ventures are accounted for under the proportionate consolidation method. Under this method, the Group presents its proportionate share of the assets, liabilities, equity, revenues and expenses of the joint venture in each major caption of its balance sheets and statements of income.

Under US GAAP, investments in joint ventures are generally accounted for by the equity method.

The differences in accounting treatment between the proportionate consolidation method and the equity method have no impact on shareholders' equity or net income. The impact is limited to presentation differences only.

These presentation differences for Lorex Pharmaceuticals, the only significant investment accounted for by the proportionate consolidation method under French GAAP until December 31, 2001, have been reflected in the statements of income for 2001. Summarized financial information relating to Lorex Pharmaceuticals is presented in note G.4 on an aggregate basis with the Group's other equity method investees.

Lorex Pharmaceuticals is fully consolidated in the balance sheet as of December 31, 2001 under French and US GAAP, with the statement of income fully consolidated as from January 1, 2002.

PRESENTATION OF ALLIANCE AGREEMENTS WITH BMS

Under French GAAP, the Alliance entities majority-owned by BMS are presented in a manner similar to the equity method with the Group's share of the Alliance's operating profit recorded in "Other operating income/(expense)" in the statements of income. Alliance entities majority-owned by the Group are fully consolidated, with BMS' share of the operating profit recorded in "Other operating income/(expense)" in the statements of income.

Under US GAAP, the entities majority-owned by BMS are presented as equity method investees in the condensed US GAAP financial statements with the Group's share of the operating profits of the Alliance recorded as income from equity method investees in the statements of income. Under US GAAP, Alliance entities majority-owned by the Group are fully consolidated in the condensed US GAAP financial statements with BMS' share of the operating profit presented in minority interests in the condensed US GAAP statements of income.

The difference is solely in terms of classification and display and has no impact on shareholders' equity or net income. These reclassifications have been reflected in the condensed US GAAP balance sheets and statements of income.

Summarized financial information relating to Alliance entities majority-owned by BMS is presented in note G.4 on an aggregate basis with the Group's other equity method investees.

LICENSE INCOME AND GOVERNMENT LEVIES

Under French GAAP, the Group records license income and specific government levies related to the pharmaceuticals sector paid in certain countries in "Cost of goods sold".

Under US GAAP, license income is reflected as "Revenues", and specific government levies related to the pharmaceuticals sector are reflected in "Selling and general expenses".

These reclassifications have been reflected in the condensed US GAAP statements of income.

EXCEPTIONAL ITEMS

Certain amounts presented as exceptional income and expense (non-operating) in the consolidated statements of income under French GAAP do not qualify as non-operating items under US GAAP.

CASH FLOW PRESENTATION

Under French GAAP, the share of undistributed earnings of the Alliance entities majority-owned by and under the operational management of BMS, and BMS' share of undistributed earnings of the Alliance entities majority-owned by and under the operational management of the Group, are presented in "Change in other operating assets and liabilities (net)" in the statements of cash flows.

Under US GAAP, the share of undistributed earnings of the Alliance entities majority-owned by BMS would be presented under "Share in undistributed earnings of equity investees", and BMS' share of undistributed earnings of the Alliance entities majority-owned by the Group would be presented as "Minority interests" in the statements of cash flows.

This presentation difference has no impact on cash from operations as reported under French GAAP.

G.3. ADDITIONAL DISCLOSURES FOR THE GROUP'S US GAAP FINANCIAL STATEMENTS

Additional financial disclosures are required under US GAAP related to the Group's financial statements measured under US GAAP. The following disclosures relate to the Group's financial statements after reconciliation to US GAAP.

G.3.1. INTANGIBLE ASSETS

Effective January 1, 2002, the Group adopted SFAS 142 "Goodwill and Other Intangible Assets". Under SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but are subject to impairment tests, initially upon adoption of SFAS 142 and subsequently on an annual basis. All other intangible assets (those with a definite useful life) must be amortized over their estimated useful lives, and are only subject to impairment tests if an impairment event occurs.

The main effects of adopting SFAS 142 on the Group's US GAAP financial disclosures for 2002 are:

- assembled workforces, previously identified by the Group as intangible assets and amortized, have been reclassified as goodwill and are no longer amortized as from January 1, 2002;

- goodwill, which was previously amortized, is no longer amortized as from January 1, 2002.

The Group's intangible assets as of December 31, 2003 and 2002, as determined under US GAAP, consist of:


                                        ESTIMATED    DECEMBER 31,   DECEMBER 31,
                                       USEFUL LIFE           2003           2002
                                         (years)     (millions of   (millions of
                                                        euros)          euros)
                                       -----------   ------------   ------------
UNAMORTIZED INTANGIBLE ASSETS

Goodwill ...........................         N/A        5,444          5,462

Less: Accumulated amortization .....                     (656)          (678)

                                           -----        -----          -----
TOTAL GOODWILL .....................                    4,788          4,784
                                           -----        -----          -----

AMORTIZED INTANGIBLE ASSETS

Intellectual property rights .......        5-10           59             56

Trademarks .........................        5-20           23             10

Product rights and patents .........        3-23        6,808          7,313

                                                        6,890          7,379

Less: Accumulated amortization .....                   (2,375)        (2,277)
                                           -----        -----          -----
SUB-TOTAL - AMORTIZED INTANGIBLE
 ASSETS.............................                    4,515          5,102
                                           -----        -----          -----
INTANGIBLE ASSETS RELATED TO PENSIONS                      18             38
                                           -----        -----          -----
TOTAL: OTHER INTANGIBLE ASSETS .....                    4,533          5,140
                                           -----        -----          -----





As of December 31, 2003 and 2002, the geographical allocation of goodwill net of accumulated amortization was as follows:

                                  DECEMBER 31,     DECEMBER 31,
(in millions of euros)                    2003             2002
                                  ------------     ------------
Europe...................                2,605            2,606
United States............                1,757            1,757
Other countries..........                  426              421




Amortization expense and impairment losses charged against intangible assets during the year ended December 31, 2003 and 2002 amounted respectively to 453 million euros and 502 million euros.

\This amount includes an impairment loss of 67 million euros related to intellectual property rights for two of the Group's products for the year ended December 31, 2003 and an impairment loss of 80 million euros related to intellectual property rights for three of the Group's products for the year ended December 31, 2002. These losses were primarily allocated to the Europe segment for the year ended December 31, 2003 and to the Europe and Other countries segments for the year ended December 31, 2002, and represent the difference between fair value calculated on a discounted cash flow basis and carrying amount for the intangible assets in question.

Estimated amortization charges for the next 5 years are presented below:

                                  AMOUNT
                             (in millions of
                                  euros)
                             ---------------
2004 .................              394
2005 .................              388
2006 .................              388
2007 .................              388
2008 .................              388


If SFAS 142 had been applied effective January 1, 2001, net income and earnings per share for the year ended December 31, 2001 would have been as follows:

(in millions of euros, except for      DECEMBER 31,
per-share amounts)                             2001
------------------------------------   ------------
NET  INCOME ........................         1,098

Add back: Intangibles - amortization            42
Add back: Goodwill - amortization ..           178
Adjust: Deferred taxes .............           (52)
Adjusted net income ................         1,266
                                             -----


BASIC EARNINGS PER SHARE:

- Net income .......................          1.52
- Intangibles amortization .........          0.06
- Goodwill amortization ............          0.25
- Deferred taxes ...................         (0.07)
- Adjusted net income ..............          1.76

DILUTED EARNINGS PER SHARE:

- Net income .......................          1.51
- Intangibles amortization .........          0.06
- Goodwill amortization ............          0.24
- Deferred taxes ...................         (0.07)
- Adjusted net income ..............          1.74

G.3.2. STOCK-BASED COMPENSATION

OPTIONS TO PURCHASE GROUP SHARES

In conjunction with the acquisition of Synthelabo by Sanofi in 1999, Sanofi assumed stock option plans initiated by Synthelabo. The options were adjusted by the exchange ratio specified in the transaction but otherwise retained the same terms as those contained in the original Synthelabo Group options. No additional options will be granted under any of the assumed stock option plans.

OPTIONS TO SUBSCRIBE GROUP SHARES

No further grants may be made under the ex-Sanofi or ex-Synthelabo legacy stock option plans.

PRO FORMA INFORMATION

Pro forma information regarding net income and earnings per share is required under SFAS 123, "Accounting for Stock-Based Compensation". The US GAAP information provided below has been determined as if the Group had accounted for its employee stock option plans under the fair value method of SFAS 123 for each of the years ended December 31, 2003, 2002 and 2001.

(in millions of euros, except            DECEMBER 31,  DECEMBER 31,
per-share amounts)                               2002          2001
--------------------------------------   ------------  ------------
Net income ...........................         1,640         1,098
Add: Stock-based compensation
 expense included in net income ......             8             8
Deduct: Stock-based compensation
 expense using the fair value method..           (43)          (31)
Pro forma net income..................         1,605         1,075
Basic earnings per share .............          2.30          1.52
Basic earnings per share - pro forma..          2.25          1.49
Diluted earnings per share ...........          2.28          1.51
Diluted earnings per share - pro forma          2.24          1.48



The fair value of each option was estimated as of the date of grant using the Black-Scholes option-pricing model. The assumptions used in this model to value stock options granted during each of the years ended December 31, 2003, 2002 and 2001 are provided below:

                                         DECEMBER 31,  DECEMBER 31,       DECEMBER 31,
                                                 2003          2002              2001
                                         ------------  ------------       ------------
WEIGHTED AVERAGE ASSUMPTIONS
     Expected dividend yield ..........         2.80%          1.93%         1.27%
     Volatility percentage ............        35.90%         33.80%        32.90%
     Risk-free interest rate ..........         3.00%          4.75%         4.50%
     Holding period ...................      5 years        5 years       5 years
Weighted average fair value of options
 granted (in euros) ...................        15.53          19.43         24.63
                                          ----------     ----------    ----------
TOTAL FAIR VALUE OF OPTIONS GRANTED (IN
 EUROS) ................................  65,500,880     60,463,246    72,325,993
                                          ----------     ----------    ----------


      G.3.3. PENSIONS AND POSTRETIREMENT BENEFITS

      The following table analyses the amounts recognized in the Group's US GAAP condensed consolidated balance sheet as of December 31, 2003, 2002 and 2001:

                                              PENSIONS AND           POST-RETIREMENT BENEFITS
                                         RETIREMENT INDEMNITIES        OTHER THAN PENSIONS
                                       ---------------------------    ---------------------
(in millions of euros)                 2003       2002       2001     2003    2002     2001
----------------------                 ----       ----       ----     ----    ----     ----
Amounts recognized in the balance
  sheet:
Prepaid benefit costs ...........       (52)       (28)        (8)      --      --      --
Accrued benefit liability .......       538        542        466       49      61      75
Intangible asset ................       (18)       (38)       (19)      --      --      --
Accumulated other comprehensive
  income.........................      (140)      (148)       (60)      --      --      --
                                        ---        ---        ---      ---     ---     ---
Net amount recognized ...........       328        328        379       49      61      75
                                        ---        ---        ---      ---     ---     ---




      G.3.4. EARNINGS PER SHARE

      Under US GAAP, basic earnings per share is computed using the weighted average number of common shares outstanding (excluding treasury shares). Diluted earnings per share is computed using the weighted average common and potentially dilutive common shares outstanding, determined as follows for each of the years ended December 31, 2003, 2002 and 2001:

                                                           YEAR ENDED DECEMBER 31,
                                                     2003             2002          2001
                                                     ----             ----          ----
Weighted average shares outstanding
  used to compute basic earnings per share..      689,018,905      714,322,379   720,726,645

Incremental shares issuable upon the
  assumed exercise of stock options .......         2,101,293        3,719,427     4,939,119

                                                  -----------      -----------   -----------
WEIGHTED AVERAGE SHARES USED TO
  COMPUTE DILUTED EARNINGS PER SHARE ......       691,120,198      718,041,806   725,665,764
                                                  -----------      -----------   -----------


      Incremental shares issuable upon the assumed exercise of outstanding stock options are computed using the average market price during the related period.



      G.3.5. ACCUMULATED OTHER COMPREHENSIVE INCOME

      Accumulated other comprehensive income (determined in accordance with US
      GAAP) as of December 31, 2003, 2002 and 2001 comprises:

                                       DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
(in millions of euros)                         2003            2002             2001
----------------------                 ------------     ------------     ------------
Foreign currency translation
  adjustments .......................      (547)              (314)          (202)
Net  unrealized  gain  (loss) on cash
  flow hedges .......................        66                 35             21
Net unrealized gain (loss) on
  available-for-sale securities .....         4                 (1)             4
Additional minimum pension liability        (93)              (106)           (39)
                                           ----               ----           ----
TOTAL ...............................      (570)              (386)          (216)
                                           ----               ----           ----

G.3.6. RECENT ACCOUNTING PRONOUNCEMENTS

Consolidation of Variable Interest Entities.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of ARB No. 51, which was subsequently revised, in December 2003, through the issuance of Interpretation No. 46 (revised) ("FIN 46"). FIN 46 requires variable interest entities ("VIE") to be consolidated by the primary beneficiary of the VIE. Generally, entities are considered to be VIEs if the equity investors in the entity do not have the characteristics of a controlling financial interest or if the entity does not have sufficient equity at risk for it to finance its activities without additional subordinated financial support from other parties.

Certain disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. In addition, the consolidation requirements of FIN 46 are effective immediately for all VIEs created after January 31, 2003.

For VIEs created prior to February 1, 2003, the transition provisions of FIN 46 (revised) stipulate different transition provisions for application depending on whether or not a VIE constitutes a special purpose entity. For VIEs that are also considered to be special purpose entities, Sanofi-Synthelabo is required to apply the consolidation requirements of FIN 46 to that entity as of January 1, 2004. For VIEs that are not considered to be special purpose entities, Sanofi-Synthelabo is required to apply the consolidation requirements of FIN 46 to that entity as of December 31, 2004.

Sanofi-Synthelabo has begun the process of identifying potential variable interest entities and determining whether such variable interest entities should be consolidated in its financial statements. A number of potential variable interest entities, principally related to Sanofi-Synthelabo's joint venture arrangements, have been identified and Sanofi-Synthelabo is in the process of gathering and/or preparing the information and analysis necessary to determine whether it is the primary beneficiary.

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 Accounting for Derivative Instruments and Hedging Activities. In particular, SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component,
(3) amends the definition of an underlying to conform it to language used in FIN 45, and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, most provisions of SFAS 149 are to be applied prospectively.

The Company does not anticipate that adoption of SFAS 149 will have a material impact on its results of operations, its financial position or its cash flows.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 affects the issuer's accounting for three types of freestanding financial instruments:

(1) Mandatorily redeemable shares, which embodies an unconditional obligation requiring the issuer to redeem the instrument in exchange for cash or other assets at a specified or determinable date(s) or upon an event that is certain to occur;

(2) Instruments that require or may require the issuer to repurchase some of its shares in exchange for cash or other assets, including written put options and forward purchase contracts;

(3) Obligations that must or may be settled by issuing a variable number of equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index or varies inversely with the value of the issuers' shares.

SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. For instruments entered into prior to May 31, 2003, the provisions of SFAS 150 are effective at the beginning of the first interim period beginning after June 15, 2003 (for the Company, as of January 1, 2004). However, the Company does not anticipate that the adoption of SFAS 150 will have a material impact on its results of operations, financial position or cash flows when adopted.

Revenue Arrangements with Multiple Deliverables

In November 2000, the EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 applies to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not anticipate that the adoption of EITF 00-21 will have a material impact on its results of operations, financial position or cash flows.

International Financial Reporting Standards adoption

The Company is to adopt International Financial Reporting Standards ("IFRS") as primary generally accepted accounting principles ("GAAP") by 2005 as required under European Regulation applicable to European public companies. The full set of IFRS applicable by 2005 is not yet known and still subject to endorsement by the European Commission.

Provided SEC regulations regarding the periods to be presented under a comprehensive set of GAAP is amended as proposed in March 2003 to allow foreign private issuers to include only two years of audited financial statements for their first year of reporting under IFRS, the Company is to select January 1, 2004 as its transition date to IFRS and thus to present restated 2004 and 2005 IFRS financial statements in its 2005 Form 20-F and to continue to report under French GAAP as primary GAAP in the meantime (2004).

Transition from French GAAP to IFRS will be made in compliance with IFRS 1 "First Time Adoption of International Financial Reporting Standards" general retrospective application guidance and related exemptions and exceptions.

The company is currently assessing the impact, which may be significant, that the application of IFRS will have on its 2004 financial statements and will disclose in any case as soon as practically possible after the full set of applicable IFRS is known and the transition date to IFRSs could be considered definitive:

- in its primary GAAP financial statements, the reconciliation disclosure between French GAAP and IFRS (including narrative and net income and shareholders' equity detailed reconciliations) required with respect to 2004 financial statements and

- the additional reconciliation disclosure between IFRS and US GAAP (including narrative and tabular net income and shareholders' equity reconciliations) with respect to 2004 financial statements required under SEC Rules when reporting under primary GAAP other than US GAAP.

G.4. ADDITIONAL DISCLOSURES FOR THE GROUP'S FRENCH GAAP FINANCIAL STATEMENTS

Additional financial statement disclosures are required under US GAAP related to the Group's financial statements measured under French GAAP. The following disclosures relate to the Group's financial statements as prepared under French GAAP.

SUMMARIZED FINANCIAL INFORMATION RELATED TO EQUITY INVESTEES

The table below presents summarized balance sheet information for Yves Rocher, Lorex Pharmaceuticals (accounted for by the equity method under US GAAP in 2001) and the significant Alliance entities majority-owned and under the operational management of BMS as of December 31, 2003, 2002 and 2001:


                                        DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
    (in millions of euros)                     2003          2002          2001
    ----------------------              -----------   -----------   -----------

    ASSETS

    Current assets .............          1,435            1,411         1,257
    Non-current assets .........            391              365           325
                                          -----            -----         -----
    TOTAL ......................          1,826            1,776         1,582
                                          -----            -----         -----

    LIABILITIES AND PARTNERS' CAPITAL
    Current liabilities ........          1,297            1,238         1,051
    Non-current liabilities ....            344              368           318
    Equity .....................            185              170           213
                                          -----            -----         -----
    TOTAL ......................          1,826            1,776         1,582
                                          -----            -----         -----



The table below presents summarized income statement information for Yves Rocher, Lorex Pharmaceuticals (accounted for by the equity method under US GAAP in 2001) and the significant Alliance entities majority-owned and under the operational management of BMS for each of the years ended December 31, 2003, 2002 and 2001:

                        DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
(in millions of euros)          2003          2002          2001
---------------------   ------------  ------------  ------------
Net sales ...........       4,045          3,714          4,409
Cost of goods sold...       1,192          1,121          1,392
Operating income ....       1,101            824          1,395
Net income ..........         990            732          1,339


As described in notes C.2 and D.1, the balance sheet of Lorex Pharmaceuticals was fully consolidated as of December 31, 2001 following the transfer of control of Lorex Pharmaceuticals to Sanofi-Synthelabo from Pharmacia-Searle at the end of 2001. The results of operations of Lorex Pharmaceuticals have been fully consolidated as from January 1, 2002. Consequently, summarized financial information for 2001 includes balances for Lorex Pharmaceuticals for the statement of income only.